FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

File no. 82-1547

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 JAN 2004

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

04035150

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 JAN 2004
RECEIVED

SUPPL

Dear Sirs,

Re: Hopewell Holdings Limited

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st December, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2004
WASH. DC 181

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

dlw 7/1

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 7 JAN 2004

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,200,000,000	$2.50	$3,000,000,000
Increase/(Decrease) (EGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,200,000,000	$2.50	$3,000,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	877,582,121	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	877,582,121	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme (11/10/1994) Exercise price: HK$ 6.15 per share HK$ 9.55 per share 2. ______ Exercise price: HK$ ______	6,700,000 14,000,000 20,700,000	N/A N/A	N/A N/A	N/A N/A	6,700,000 14,000,000 20,700,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price HK$ ______ 2. ______ Subscription price HK$ ______	N/A	N/A			N/A	N/A

CONVERTIBLES* Class	Units	Converted (Units)	Units	
____________ Convertible price: HK$ ______	N/A	N/A	N/A	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date:	N/A
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	N/A ==========

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

7 FEB 2004

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 9 FEB 2004
RECEIVED

Dear Sirs,

Re: Hopewell Holdings Limited

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st January, 2004 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st January, 2004

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 7 FEB 2004

(A) Information of Types of Listed Equity Securities:
(please tick wherever applicable)

1.	Ordinary shares :	√	2.	Preference shares:
3.	Other classes of shares :			please specify: ____________
4.	Warrants :			please specify: ____________

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,200,000,000	$2.50	$3,000,000,000
Increase/(Decrease) (EGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,200,000,000	$2.50	$3,000,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	877,582,121	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	877,582,121	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme (11/10/1994) Exercise price: HK$ 6.15 per share HK$ 9.55 per share 2. ____________ Exercise price: HK$ ______	6,700,000 14,000,000 20,700,000	N/A N/A	N/A N/A	N/A N/A	6,700,000 14,000,000 20,700,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ ______ 2. ____________ Subscription price HK$ ______	N/A	N/A			N/A	N/A

CONVERTIBLES* Class	Units	Converted (Units)	Units	
______ Convertible price: HK$ ______	N/A	N/A	N/A	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date:	N/A
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	N/A

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

File no. 82-1547

- 8 MAR 2004

RECEIVED

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 8 MAR 2004

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hopewell Holdings Limited

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 29th February, 2004 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 29th February, 2004

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 8 MAR 2004

(A) Information of Types of Listed Equity Securities:
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:	
3.	Other classes of shares	:		please specify:	
4.	Warrants	:		please specify:	

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,200,000,000	$2.50	$3,000,000,000
Increase/(Decrease) (EGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,200,000,000	$2.50	$3,000,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	877,582,121	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	877,582,121	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme (11/10/1994) Exercise price: HK$ 6.15 per share HK$ 9.55 per share 2. ____________ Exercise price: HK$ ______	6,700,000 14,000,000 20,700,000	N/A N/A	N/A N/A	N/A N/A	6,700,000 14,000,000 20,700,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ ______ 2. ____________ Subscription price HK$ ______	N/A	N/A			N/A	N/A

CONVERTIBLES* Class	Units	Converted (Units)	Units	
______ Convertible price: HK$ ______	N/A	N/A	N/A	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date:	N/A
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

File no. 82-1547

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 APR 2004

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 8 APR 2004
RECEIVED

Dear Sirs,

Re: Hopewell Holdings Limited

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st March, 2004 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st March, 2004

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: ______________________

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______________
4.	Warrants	:			please specify: ______________

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,200,000,000	$2.50	$3,000,000,000
Increase/(Decrease) (EGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,200,000,000	$2.50	$3,000,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	877,582,121	Nil	Nil
Increase/(Decrease) during the month	6,500,000	Nil	Nil
Balance at close of the month:	884,082,121	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme (11/10/1994) Exercise price: HK$ 6.15 per share HK$ 9.55 per share 2. ____________ Exercise price: HK$ ______	6,700,000 14,000,000 20,700,000	N/A N/A	500,000 6,000,000	N/A N/A	6,200,000 8,000,000 14,200,000	6,500,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ ______ 2. ____________ Subscription price HK$ ______	N/A	N/A			N/A	N/A

CONVERTIBLES* Class	Units	Converted (Units)	Units	
______ Convertible price: HK$ ______	N/A	N/A	N/A	N/A
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		N/A
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		6,500,000

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

File no. 82-1547

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 8 MAY 2004

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hopewell Holdings Limited

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th April, 2004 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client JM/MC/LKN
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th April, 2004

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: ?8 MAY 2004

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,200,000,000	$2.50	$3,000,000,000
Increase/(Decrease) (EGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,200,000,000	$2.50	$3,000,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	884,082,121	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	884,082,121	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme (11/10/1994) Exercise price: HK$ 6.15 per share HK$ 9.55 per share 2. ____________ Exercise price: HK$ ______	6,200,000 8,000,000 14,200,000	N/A N/A	N/A N/A	N/A N/A	6,200,000 8,000,000 14,200,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ ______ 2. ____________ Subscription price HK$ ______	N/A	N/A			N/A	N/A

CONVERTIBLES* Class	Units	Converted (Units)	Units	
______________ Convertible price: HK$ ________	N/A	N/A	N/A	N/A
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		N/A
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
			Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	N/A ===========

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

File no. 82-1547
RECEIVED

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.: 28397

Our Ref.: S/1023/78 PWH/am

22 MAR 2004

The Registrar,
Companies Registry,
13th & 14th Floors,
Queensway Government Offices,
66 Queensway,
Hong Kong.

Dear Sirs,

Re: Hopewell Holdings Limited –
Allotment of shares upon exercise of Share Option

We are instructed to submit herewith a Return of Allotments (Form SC1) dated 2nd March, 2004 of the above Company for filing with your office.

We also enclose herewith a cheque for HK$1,825.00 being the prescribed capital fee payable on share premium on the above Return of Allotments.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. the Company
(Attn : Ms. Maggie CHUNG)

#b1023/ltr-cr/10/am

Form 表格 SC1

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Date(s) of Allotment 分配日期

	DD 日	MM 月	YYYY 年
	02	03	2004
to 至	--	--	--

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額: HK$ 1,250,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]: HK$ 1,825,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）: HK$ 2,195,205,302.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
OS	HK$	500,000	2.50	6.15	0.00	3.65	1,825,000.00

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

22/03/2004	CC540325
CR No. :	-028397-
Sh. Form :	SC1
08	$1,825.00
TOTAL(CHQ)	$1,825.00

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 OS	Class 類別	Class 類別
KWOK Chin Lai Josiah 郭展禮 Company Director	5H, Bowen Road, 1/F., Hong Kong	500,000		
	Total Shares Allotted by Class 各類股份分配總額	500,000		

Signed 簽名：

Name 姓名： Peter Yip Wah LEE

~~Director 董事~~／Secretary 秘書

Date 日期： 2nd March, 2004

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

File no. 82-1547

RECEIVED

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.: 28397

Our Ref.: S/1023/78 PWH/am

30 MAR 2004

The Registrar,
Companies Registry,
13th & 14th Floors,
Queensway Government Offices,
66 Queensway,
Hong Kong.

Dear Sirs,

Re: Hopewell Holdings Limited –
Allotment of shares upon exercise of Share Option

We are instructed to submit herewith a Return of Allotments (Form SC1) dated 12th March, 2004 of the above Company for filing with your office.

30,000.00

We also enclose herewith a cheque for HK$42,300.00 being the prescribed capital fee payable on share premium on the above Return of Allotments.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. the Company
(Attn : Ms. Maggie CHUNG)

#b1023/ltr-cr/11/am

Form 表格 SC1

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
12	03	2004	to 至	--	--	--

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable
已繳及應繳的總面額 — HK$ 15,000,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)] — HK$ 42,300,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額(包括此分配) — HK$ 2,210,205,302.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
OS	HK$	6,000,000	2.50	9.55	0.00	7.05	42,300,000.00

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

31/03/2004 BB488128
CR No. : -028397-
Sh. Form : SC1
08 $30,000.00
---------- ---------------
TOTAL(CHQ) $30,000.00
==============

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 OS	Class 類別	Class 類別
HO Ping Chang Eddie 何炳章 Business Executive	2B Hollywood Heights, No. 6 Old Peak Road, Hong Kong	6,000,000		
	Total Shares Allotted by Class 各類股份分配總額	6,000,000		

Signed 簽名：

Name 姓名： Peter Yip Wah LEE

~~Director 董事~~／Secretary 秘書

Date 日期： 12th March, 2004

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

File no. 82-1547

RECEIVED

Your Ref.: 28397

Our Ref.: S/1023/78 PWH/am

2 6 APR 2004

The Registrar,
Companies Registry,
13th & 14th Floors,
Queensway Government Offices,
66 Queensway,
Hong Kong.

Dear Sirs,

Re: Hopewell Holdings Limited ("the Company")

We are instructed to submit herewith a Form D2 dated 15th April, 2004 of the Company for filing with your office.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.

c.c. the Company
(Attn : Ms. Maggie CHUNG)

#b1023/ltr-cr/6/am

公司註冊處
Companies Registry

Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

28397

1 公司名稱 Company Name

Hopewell Holdings Limited
(合和實業有限公司)

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	郭展禮	
英文姓名 Name in English	KWOK	Chin Lai Josiah
	姓氏 Surname	名字 Other Names
(註 Note 7) 身份證明 Identification	A991123(8)	N/A
	香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Fair Wind Secretarial Services Limited

地址 Address: 26th Floor, Jardine House, 1 Connaught Place, Hong Kong

電話 Tel: 2526 2186 傳真 Fax: 2827 4836

電郵地址 E-mail Address:

檔號 Reference: S/1023/78 (AMY)

請勿填寫本欄 For Official Use

收件日期 RECEIVED
26 -04- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) (c) 別名 Alias

	日 DD	月 MM	年 YYYY

(註 Note 10) (d) 住址 Residential Address

Address	國家 Country	日 DD	月 MM	年 YYYY
Flat C, 10/F., Wealthy Heights, Nos. 35 & 37 MacDonnell Road, Hong Kong		13	04	2004

(註 Note 11) (e) 電郵地址 E-mail Address

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

Form D2b

28397

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director　代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English　日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address　國家 Country　日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address　日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes (Nil) Continuation Sheet(s) A and (Nil) Continuation Sheet(s) B.

簽署 Signed :

姓名 Name : Peter Yip Wah LEE　日期 Date : 15/04/2004
~~董事 Director~~／秘書 Secretary *　日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Fair Wind Secretarial Services Limited (D2b.Frm)

HOPEWELL HOLDINGS LIMITED
(合和實業有限公司)

(incorporated in Hong Kong under the Companies Ordinance)

GROUP RESULTS

For the six months ended 31st December, 2003, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:-

	Turnover		Earnings before interest and tax	
	2002 HK$ million	2003 HK$ million	2002 HK$ million	2003 HK$ million
Infrastructure project investment				
— Operating	5	**5**	272	**382**
— Financing	32	**23**	32	**23**
Property letting, agency & management	167	**150**	112	**88**
Hotel operations, restaurant & catering	131	**136**	23	**21**
Construction & project management	112	**26**	(34)	**(2)**
Others	—	**—**	46	**(4)**
	447	**340**	451	**508**
Earnings before interest & tax *(Note 1)*			451	**508**
Loss on disposal of property under development			—	**(13)**
Impairment loss			—	**(36)**
IPO gain			—	**484**
Cancellation of share option			—	**(70)**
Finance costs *(Note 2)*			(233)	**(126)**
Taxation *(Note 3)*			(36)	**(35)**
Minority interests			(6)	**(86)**
Net profit *(Note 3)*			176	**626**

Note:

(1) Earnings before interest & tax is the sum of (i) profit from operations before impairment loss and loss on disposal of property under development totaling HK$65 million (2002: HK$117 million); and (ii) share of results of jointly controlled entities and associates of HK$443 million (2002: HK$334 million).

(2) The amount included interest expenses and related finance costs of Notes totaling HK$76 million (2002: HK$162 million).

(3) The comparative figure of last corresponding period has been restated following the adoption of the SSAP 12 (Revised) "Income Taxes" retrospectively.

The Group's turnover for the six months ended 31st December, 2003 was HK$340 million as compared with HK$447 million for the last corresponding period. Since equity accounting method is adopted, turnover attributable to the Group from the PRC Joint Ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Toll revenue of the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Guangzhou ESW Ring Road joint venture amounted to RMB1,399 million for the six months ended 31st December, 2003, representing a 22% increase from the same period of the previous year.

The Group's earnings before interest and tax ("EBIT") was HK$508 million as compared with HK$451 million of the last corresponding period, representing an increase of 13%, mainly due to the increase in traffic and toll revenue of GS Superhighway, which under the equity accounting method, is reflected in the Group's attributable share of results from the Joint Ventures.

The Group reported an unaudited net profit of HK$626 million, a 256% increase as compared with the last corresponding period. The increase, after deducting the cost for share option cancellation and the results of Hopewell Highway Infrastructure Limited ("HHI") attributable to minority shareholders, was mainly from the encouraging results of the road infrastructure projects of HK$382 million (or 40% increase as compared with the last corresponding period), lower finance cost of HK$126 million as compared to HK$233 million of the last corresponding period resulting from the lower debt level, and IPO gain of HK$484 million due to the listing of HHI in August 2003.

INTERIM DIVIDENDS AND CLOSE OF REGISTER

The Board of Directors has resolved to pay an interim dividend of HK10 cents (2003: HK7 cents) and a special interim dividend of HK30 cents per ordinary share in respect of the financial year ending 30th June, 2004. The dividends will be paid on or about 25th March, 2004 to those shareholders as registered at the close of business on 18th March, 2004. The register of members of the Company will be closed from 15th March, 2004 to 18th March, 2004, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend and special interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-6, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 12th March, 2004.

BUSINESS REVIEW

Investment Property

Office leasing in the market remained soft during 2003, mainly as a result of a slow domestic economy. Office rents had further dropped compared with early 2003 due to substantial new office developments coming on to the market. However, leasing of Hopewell Centre remained satisfactory; overall average occupancy for the six months period ended 31st December, 2003 was maintained at the same level of last corresponding period at 91%. Proactive leasing strategy was implemented to secure optimum return from the rental. In

order to provide a better environment and better services to the tenants, a comprehensive renovation program also started in mid 2003. In view of the recent recovery of the economy in Hong Kong, we expect in 2004 both office and retail leasing activities will become more active and the rental rate will increase gradually.

During the review period, new supply of office buildings adjacent to our Hongkong International Trade and Exhibition Centre (HITEC), has added the challenge to the business of HITEC. However, the average occupancy for the period under review at HITEC was still maintained at 63% as compared to 65% of the same period last year. Following the consent of the District Lands Conference on the terms of the lease modification relating to the usage for commercial purposes, a new retail and entertainment concept is being developed to explore the conversion of HITEC to a prominent landmark in Kowloon East. In July, 2003, a new tenant began operating leisure and club activities and this would be bringing in value to the business of HITEC.

Property under Development

Nova Taipa Gardens

Nova Taipa Gardens, a joint venture development of residential, commercial, social amenities, and a hotel on Taipa Island in Macau, is now moving to its Phase II which consists of 13 residential blocks. During the 6-month period under review, the building plan for this phase has been further refined to meet the current market conditions and was approved in September 2003. The foundation work for Phase II was completed and the superstructure work for the first five residential blocks is due to commence soon.

Huadu Property Development Project

The property project in Huadu District of Guangzhou is a 95%-owned joint venture for residential, commercial and logistics developments on a site of about 733,000 sq.m. (7.89 million sq ft). During the review period, the master layout plan for the entire development was approved and the construction works for roads and sample townhouses have commenced. The initial development, comprising townhouses and high-rise residential units, is progressing according to schedule.

Mega Tower Hotel

Mega Tower Hotel is the Group's latest hotel development in Hong Kong. A planning application made to the Town Planning Board in October 2003 was withdrawn in December 2003 for comments from various interested parties. Under the latest plan, the project will comprise two hotel blocks with about 2,300 guest rooms, retail shops, cinemas, multi-purpose conference rooms and auditorium facilities. The Group has successfully acquired the last two property units in the proposed site in the review period and plans to resubmit a revised proposal to the Town Planning Board in the first quarter of 2004.

Hospitality

Panda Hotel

Hong Kong's hotel industry which had a traumatic experience for several months from the effects of SARS, enjoyed a swift business revival in the last quarter of 2003. This was mainly due to the lifting of visa restrictions in designated cities in China, as well as the co-operation of HK government and trade promotions. Benefiting from the recovery of the travel industry and the favorable travel policy, Panda Hotel registered better performance with total revenue increasing by about 3% compared to the same period last year. The average occupancy for the period was at about 80%, as compared with about 83% of the same period last year, and the average room rate increased by about 5%. In order to increase our competitiveness, Panda Hotel has undertaken renovation works for guest rooms, restaurants and function rooms during the beginning of the financial year. With the further relaxation of travel/business restrictions in designated cities in China, we would expect both the occupancy rate and average room rate to continue the upward improvement in 2004.

Restaurant & Catering Services

Restaurant & catering services has also gradually recovered from SARS. A series of promotions was launched to draw guests back into our restaurants. Special packages were also offered to attract both wedding banquets as well as annual dinners. In view of the recent recovery of the economy in Hong Kong, we would expect the business to improve significantly in 2004.

Infrastructure

On 6th August 2003, the Group listed its subsidiary, HHI, on the Main Board of the Stock Exchange of Hong Kong Limited, raising over HK$3 billion. The Company will continue to operate its own core businesses of property and hospitality while retaining approximately 75% shareholding in HHI.

Hopewell Highway Infrastructure Limited

HHI has invested in three toll road projects across the Pearl River Delta region of Guangdong Province. Two of these projects with a combined road length of over 160 km are operational and have exhibited remarkable growth in terms of traffic volume and toll revenue.

Six months ended 31st December	**2002**	**2003**	**Growth rate**
GS Superhighway			
Average Daily Traffic (No of vehicles '000)	148	188	27%
Average Daily Toll Revenue (RMB'000)	5,630	6,880	22%
ESW Ring Road			
Average Daily Traffic (No of vehicles '000)	39	45	16%
Average Daily Toll Revenue (RMB'000)	588	721	23%

Guangzhou-Shenzhen Superhighway ("GS Superhighway")

GS Superhighway is the principal route in the Pearl River Delta region's expressway network in which HHI has an interest, linking the four major cities of Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily traffic flow reached 188,367 vehicles, an increase of 27% compared to the last corresponding period and average daily toll revenue grew by 22% to RMB 6.88 million. Total toll revenue increased by 22% to RMB1,266 million.

The increase in traffic and toll revenue growth largely benefited from the consistent rapid economic growth in the Guangdong Province. As GDP of the province has been increasing, so has the flow of passengers and goods in the region. Increasing profitability of corporations and wealth of consumers have contributed to the continuous growth of vehicle ownership. The Group believes that these factors will help GS Superhighway maintain stable growth in traffic and toll revenue.

Several initiatives were completed to improve traffic flow and capacity along GS Superhighway. The historically busy 2.7 km section between Hezhou and Huangtian interchanges of the GS Superhighway was widened from dual three-lane to dual four-lane. Further, additional toll lanes were added at historically busy toll stations, such as Huangtian, Nantou and Baoan. The Joint Venture company will continue to closely monitor traffic conditions on the GS Superhighway and carry out effective measures to maintain the smooth traffic flow. The toll collection system along the northbound section of the expressway has been upgraded from a magnetic card toll collection system to a contactless Integrated Circuit (IC) card system by the third quarter of 2003. The southbound upgrade will be completed in 2004.

Providing a safe, efficient and comfortable driving environment remains a top priority to the Group. The repaving of around 100 km of the main alignment of the GS Superhighway was completed by the joint venture company in December 2003.

Guangzhou East-South-West Ring Road ("ESW Ring Road")

ESW Ring Road is a 38 km closed system expressway with dual 3 lanes. It is a by-pass route running along the eastern, southern and western fringes of Guangzhou city and forms the main sections of the Guangzhou Ring Road. During the past six months, it continued to record steady growth, both in traffic and toll revenue. The average daily traffic grew by 16% to 45,356 vehicles and average daily toll revenue increased by 23% to RMB0.72 million. Total toll revenue grew by 23% to RMB133 million.

Two major expressways, Phase I of the Western Delta Route and Guangzhou Southern Expressway, which are connected directly with the ESW Ring Road, are expected to be completed in 2004. The opening of these expressways are expected to feed additional traffic to the ESW Ring Road. The Group believes the ESW Ring Road is well positioned to benefit from the rapid economic development in Guangzhou.

Phase I of the Western Delta Route ("Phase I West")

This 14.7 km closed system expressway with dual 3 lanes is currently under construction and is expected to be completed in May 2004, which is two months ahead of schedule.

Upon completion, Phase I West will be the only expressway to link up Guangzhou and Shunde. It fulfills the strategic need for a high speed link between these two major cities and shorten the travel time from approximately 40 minutes on existing local roads to approximately 10-15 minutes.

Other Infrastructure Projects

Shunde Roads and Shunde 105 Road

Shunde Roads are a system of four interconnecting dual three-lane highways which form the core road network around the Shunde District of Foshan Municipality; whereas, Shunde 105 is a separate major route through the district, providing vital access to neighboring municipalities.

The joint venture companies of the Shunde Roads and Shunde 105 have reached agreements with the Foshan Municipal Roads and Bridges Company ("Foshan Company"), a company 100%-owned by the Foshan Municipal Government, that Foshan Company be entrusted to collect tolls on their behalf since March 2003. Under the agreed arrangement, effective from 15th March 2003, Foshan Company has been paying each of the joint venture companies every month the equivalent of its monthly average toll revenue of 2002 over the remainder of the cooperation period, plus an annual growth rate.

The Group is of the view that the arrangement is beneficial to the joint venture companies for not only securing reasonable income growth but also reducing operating expenses.

The Group is currently finalizing the disposal of its interests in Shunde Roads and Shunde 105 to an independent party. The disposal is subject to approval by the relevant authorities of the PRC Government and its terms are subject to confidentiality.

Construction

Construction works of the office tower project in Kwun Tong was completed during the review period.

Overseas Projects

Tanjung Jati B Power Plant Project ("TJB")

The persistent effort of the Group over the past few years has finally resulted in a satisfactory resolution for TJB in Indonesia. During the period under review, the disposal of TJB was concluded and the aggregate cash consideration, payable in instalments, is approximately HK$2,388 million. After the repayment of liabilities relating to the project, the Group is entitled to receive an aggregate net proceeds of approximately HK$1,680 million. Up to date, the Group has received net proceeds of approximately HK$758 million.

The proceeds from the disposal will further strengthen the financial position of the Group and enhance its capability to explore new investment opportunity.

Grand Hotel Excelsior, South Luzon Tollway Project

Continuing our strategy to close out the non-core investments, the Group entered into agreements for the sale of its interests in the Grand Hotel Excelsior project in Malta and the South Luzon Tollway project in the Philippines in October 2003. The aggregate cash consideration under the sale agreements and the full repayment of the loans owed to the Group were approximately HK$80 million, to be received by instalments.

Bangkok Elevated Road and Train System ("BERTS')

The Group continued its efforts during the period under review to seek an amicable resolution for the BERTS project.

Number of countries/areas covered by the Group

Following the completion of closing out the non-core investments overseas, the number of countries/area covered by the Group has been reduced from eleven in 1999 to four at the end of 2003.

LIQUIDITY AND FINANCIAL RESOURCES

During the review period, the financial position of the Group was strengthened by substantial reduction of net debt from HK$2,258 million to HK$301 million. The ratio of total net debt to total capitalization was reduced from 12% to 2% and the ratio of total net debt to equity also decreased from 16% to 2%.

In August 2003, following completion of the disposal of TJB and the successful listing of HHI on the Stock Exchange of Hong Kong Limited, the Group received cash of over HK$3.6 billion (approximately HK$0.7 billion net proceeds from TJB as of 31st December, 2003 and approximately HK$2.9 billion from the listing). In addition, the Group successfully obtained an unsecured syndicated bank loan of HK$2.88 billion in October 2003 to refinance the loans which were secured by the Group's properties. This refinancing resulted in lower interest cost, longer repayment tenure, releasing the Group's properties from security, and increasing the flexibility of cash management.

The Group's capitalization structure is shown as follows: -

	At 30.6.2003 HK$ million	**At 31.12.2003 HK$ million**
Equity *(Note)*	13,653	14,130
Total net debt	2,258	301
Total capitalization *(Note)*	18,079	17,245
Total net debt vs total capitalization	12%	2%
Total net debt vs equity	16%	2%

Note: Following the adoption of the SSAP 12 (Revised) "Income Taxes" retrospectively, the opening balance of the Group's retained profits at 1st July, 2003 has been decreased by HK$46,083,000. The comparative figures of the Group's equity and total capitalization have been adjusted accordingly.

The maturity profile of the Group's borrowing as at 31st December, 2003 as compared with that at 30th June, 2003 is shown as follows:

Including Notes	**Within 1 year**	**1 - 2 years**	**2 - 5 years**
30th June, 2003	16%	48%	36%
31st December, 2003	58%	—	42%

Excluding Notes	**Within 1 year**	**1 - 2 years**	**2 - 5 years**
30th June, 2003	25%	21%	54%
31st December, 2003	21%	—	79%

The majority of the Group's borrowings, apart from the US$200 million Notes due 2004, carry interest at floating rates and are denominated in Hong Kong Dollars. The net debt of the Group excludes the US$200 million Notes due 2004 which has been fully backed by cash deposit held by the paying agent on behalf of the bondholders.

With stable cash income from operations and scheduled cash contributions from TJB, the Group's financial resources are strongly adequate to fund its operations and any potential investments.

There have been no significant changes in the Group's policy in terms of interest rate and exchange rate exposures. The Group has no financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures as the HK Dollar is pegged to the US Dollar and the exchange rate between Renminbi and HK Dollar is relatively stable.

PROSPECTS

With the Closer Economic Participation Arrangement coming into effect from 1st January, 2004, it will definitely accelerate the further integration of Hong Kong and Guangzhou, and open up strong business opportunities in the region. The Group expects continued economic growth in China (in particular the Pearl River Delta region) will continue to have positive impact on the economy in Hong Kong as well as the Group's businesses, particularly the continuous growth in traffic in the infrastructure division, sustainable demands for the Group's hotel and food and beverage business.

The Group is proceeding with its developments at Phase II of Nova Taipa Gardens in Macau, the initial development of the Huadu District development and the Mega Tower Project development in Wanchai.

HHI will complete its Phase 1 of Western Delta Route to be followed by Phases 2 and 3. HHI is also aiming to play a vital role in the Hong Kong - Zhuhai - Macau Bridge should it proceed.

CONDENSED CONSOLIDATED INCOME STATEMENT

The unaudited condensed consolidated income statement of the Company and its subsidiaries (the "Group") for the six months ended 31st December, 2003 is as follows:

	NOTES	Six months ended 31.12.2002 (unaudited and restated) HK$'000	31.12.2003 (unaudited) HK$'000
Turnover	3	446,550	339,729
Cost of sales and services		(288,182)	(178,959)
		158,368	160,770
Other operating income	4	71,714	69,602
Selling and distribution costs		(13,426)	(11,200)
Administrative expenses		(69,895)	(87,348)
Other operating expenses	5	(29,916)	(66,465)
Loss on disposal of property under development	6	—	(12,543)
Provision for impairment losses	7	—	(36,413)
Profit from operations		116,845	16,403
Gain on deemed disposal of interest in subsidiaries	8	—	483,847
Loss on cancellation of share purchase option	8	—	(70,000)
Finance costs	9	(232,866)	(125,959)
Share of results of			
Jointly controlled entities		321,127	439,624
Associates		12,717	3,308
Profit before taxation		217,823	747,223
Income tax expense	11	(36,200)	(34,867)
Profit before minority interests		181,623	712,356
Minority interests		(6,066)	(86,822)
Net profit for the period		175,557	625,534
Dividends	12	61,319	351,303
		HK cents	*HK cents*
Earnings per share	13		
Basic		20.0	71.3
Diluted		N/A	71.0
Dividend per share			
Interim dividend		7	10
Interim special dividend		—	30

NOTES:

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003, except as described below.

In the current period, the Group has adopted SSAP No.12 (Revised) "Income Taxes" for the first time. The principal effect of the implementation of SSAP No.12 (Revised) is in relation to deferred tax. In the absence of any specific transitional requirements in SSAP No.12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for the corresponding prior period have been restated accordingly. As a result of this change in accounting policy, the Group's profit for the six months ended 31st December, 2003 has been decreased by HK$3,982,000 (six months ended 31st December, 2002: HK$2,904,000).

3. TURNOVER AND SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure project investment	- investment in highway infrastructure projects
Property investment	- property letting, agency and management
Hotel investment	- hotel ownership and operations
Property development	- development of properties
Construction	- construction and project management
Restaurants and catering	- restaurant operations and food catering

Segment information about these businesses is presented below.

Segment turnover

	Six months ended 31.12.2002			Six months ended 31.12.2003		
	External HK$'000	**Inter-segment HK$'000**	**Turnover HK$'000**	**External HK$'000**	**Inter-segment HK$'000**	**Turnover HK$'000**
Infrastructure project investment	36,434	—	36,434	28,409	—	28,409
Property investment	167,117	10,696	177,813	149,789	10,836	160,625
Hotel investment	70,098	166	70,264	74,183	96	74,279
Construction	112,065	4,016	116,081	25,965	1,500	27,465
Restaurants and catering	60,836	509	61,345	61,383	299	61,682
Eliminations	—	(15,387)	(15,387)	—	(12,731)	(12,731)
Total turnover	446,550	—	446,550	339,729	—	339,729

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results

	Profit (loss) for the six months ended 31.12.2002				Profit (loss) for the six months ended 31.12.2003			
	Company and subsidiaries	Jointly controlled entities	Associates	Total	Company and subsidiaries	Jointly controlled entities	Associates	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Infrastructure project investment	(1,220)	305,338	—	304,118	(29,567)	434,588	—	405,021
Property investment	102,931	6,915	2,290	112,136	87,027	(318)	1,640	88,349
Hotel investment								
- Operations	13,725	—	7,628	21,353	18,351	—	1,822	20,173
- Loss on disposal of hotel property under development	—	—	—	—	(12,543)	—	—	(12,543)
Property development	—	8,874	—	8,874	(26,803)	5,354	—	(21,449)
Construction	(34,142)	—	(6)	(34,148)	(1,924)	—	—	(1,924)
Restaurants and catering	2,109	—	—	2,109	504	—	—	504
Other operations	(4,508)	—	2,805	(1,703)	(7,751)	—	(154)	(7,905)
Segment results	78,895	321,127	12,717	412,739	27,294	439,624	3,308	470,226

	Six months ended	
	31.12.2002	31.12.2003
	HK$'000	HK$'000
Segment results		
Company and subsidiaries	78,895	27,294
Interest and other financial income	66,464	49,280
Exchange losses	—	(15,447)
Unallocated corporate expenses	(28,514)	(44,724)
Profit from operations	116,845	16,403
Gain on deemed disposal of interest in subsidiaries	—	483,847
Loss on cancellation of share purchase option	—	(70,000)
Finance costs	(232,866)	(125,959)
Share of results of		
Jointly controlled entities	321,127	439,624
Associates	12,717	3,308
Profit before taxation	217,823	747,223

Geographical Segments

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	31.12.2002	31.12.2003
	HK$'000	HK$'000
Hong Kong	409,207	309,066
Mainland China (the "PRC")	37,343	30,663
	446,550	339,729

4. OTHER OPERATING INCOME

Other operating income includes:

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
Interest on bank deposits and loans receivable	66,464	40,665
Yield on held-to-maturity debt securities (after deducting amortisation of premium on acquisition of HK$17,843,000 (six months ended 31st December, 2002: Nil))	—	8,615

The held-to-maturing debt securities, which the Group has expressed intention and ability to hold to maturity, are measured at amortised cost, less any impairment to reflect irrecoverable amounts. The annual amortisation of the premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue in each period represents a consistent yield on the investment.

5. OTHER OPERATING EXPENSES

Other operating expenses include:

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
Amortisation of cost of investments in jointly controlled entities	28,857	42,535
Exchange losses	—	15,447

6. LOSS ON DISPOSAL OF PROPERTY UNDER DEVELOPMENT

During the period, the Group entered into agreements for the disposal of its interest in a hotel property under development carried by a subsidiary for an aggregate consideration of approximately HK$217 million comprising cash consideration and net liabilities of the relevant subsidiaries assumed by the purchaser. The consideration to the extent of HK$150 million has been recognised in the current period, giving rise to a loss on disposal of HK$12.5 million. The remaining balance of the consideration of HK$67 million is payable by instalments over a period up to 72 months from 16th October, 2003 or 48 months from the date of completion of the hotel development, whichever is the earlier. The outstanding consideration will be recognised when receipt can be established with reasonable certainty.

7. PROVISION FOR IMPAIRMENT LOSSES

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
Impairment losses recognised on		
— Properties in the PRC held for development	—	25,000
— Interest in an associate	—	11,413
	—	36,413

8. GAIN OF DEEMED DISPOSAL OF INTEREST IN SUBSIDIARIES/LOSS ON CANCELLATION OF SHARE PURCHASE OPTION

During the period, in connection with the listing of the shares in Hopewell Highway Infrastructure Limited ("HHI"), a subsidiary undertaking investments in highway projects in the PRC, HHI issued a total of 720,000,000 shares to public investors at an issue price of HK$4.18 per share, giving a total consideration of HK$3,009.6 million before expenses. The issue of new shares has resulted in a reduction of the Company's interest in HHI from 100% to 75%, and has given rise to a gain on deemed disposal of HK$483.8 million.

During the period, the Group reached an agreement with the holder of the option to subscribe for 5% of the interest in HHI previously granted by the Company to a lender in connection with the Group's financing arrangement. Pursuant to the said agreement, the option holder has agreed to cancel the rights under the option for a consideration of HK$70 million payable by the Group which has been charged to the income statement.

9. FINANCE COSTS

	Six months ended	
	31.12.2002	**31.12.2003**
	HK$'000	**HK$'000**
Interest on		
Bank loans and overdrafts and other loans	67,413	33,330
Notes wholly payable within five years	111,900	72,582
	179,313	105,912
Less: Amount capitalised on an infrastructure project	(3,000)	—
	176,313	105,912
Other finance costs		
Premium on early redemption of notes	36,217	—
Note issue expenses amortised	16,455	3,127
Loan arrangement fees and related charges	3,881	16,920
	56,553	20,047
	232,866	125,959

10. DEPRECIATION

Depreciation of property, plant and equipment charged to the income statement in respect of the period amounted to HK$5,908,000 (six months ended 31st December, 2002: HK$4,068,000).

11. INCOME TAX EXPENSE

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
Current tax		
Hong Kong	6,815	8,771
Elsewhere	688	2,558
	7,503	11,329
Under(over)provision in prior years		
Hong Kong	465	(5,754)
Elsewhere	—	198
	465	(5,556)
Deferred tax	2,904	3,982
Taxation attributable to the Company and subsidiaries	10,872	9,755
Share of taxation of jointly controlled entities		
Elsewhere	6,517	—
Deferred tax	15,000	23,786
	21,517	23,786
Share of taxation of associates		
Hong Kong	345	243
Elsewhere	3,466	1,083
	3,811	1,326
	36,200	34,867

Hong Kong Profits Tax is calculated at the rate of 17.5% (six months ended 31st December, 2002: 16%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

12. DIVIDENDS

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
Interim dividend declared HK10 cents (2002: HK7 cents) per share	61,319	87,758
Special interim dividend declared HK30 cents (2002: Nil) per share	—	263,275
Final dividend for the year ended 30th June, 2003 paid on shares issued subsequent to approval of financial statements	—	270
	61,319	351,303

A final dividend of HK18 cents (2002: final dividend of HK7 cents and special dividend of HK30 cents) per share for the financial year ended 30th June, 2003 was paid to shareholders in October 2003.

The directors have determined that an interim dividend and a special interim dividend in respect of the financial year ending 30th June, 2004 of HK10 cents (year ended 30th June, 2003: HK7 cents) per share and HK30 cents (year ended 30th June, 2003: Nil) per share respectively shall be paid to the shareholders of the Company whose names appear on the Register of Members on 18th March, 2004.

13. EARNINGS PER SHARE

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Net profit for the period	175,557	625,534
Effect of dilutive potential ordinary shares of HHI:		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants issued	—	(484)
Earnings for the purposes of diluted earnings per share	175,557	625,050
	number of shares	number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	875,982,121	876,827,230
Effect of dilutive potential ordinary shares:		
Share options	—	4,108,338
Weighted average number of ordinary shares for the purposes of diluted earnings per share	875,982,121	880,935,568

As a result of the change in accounting policies as described in note 2 above, the basic earnings per share for the corresponding comparative prior period has been adjusted as follows:

	HK cents
Basic earnings per share for the six months ended 31st December, 2002:	
Reported figure before adjustments	20.4
Adjustments arising from adoption of SSAP No.12 (Revised)	(0.4)
Restated	20.0

14. CHARGES ON ASSETS

(a) During the period, the Group's secured bank loans were discharged or refinanced by unsecured bank borrowings. At 31st December, 2003, the Group's properties with an aggregate carrying value of HK$125 million (30th June, 2003: HK$6,366 million) were mortgaged to secure other bank loan facilities granted to the Group.

(b) At 30th June, 2003, the Group's interest in a jointly controlled entity engaging in the development of an infrastructure project with a carrying value of HK$1,915 million had been pledged to the lenders to secure the bank loan facilities granted to the Group, of which HK$372 million was utilised to finance the development of such project. During the period, the bank loan was fully settled and the pledge of the Group's interest in the jointly controlled entity was discharged.

15. PROJECT COMMITMENTS

(a) **Power Station Project in the Republic of Indonesia**

During the period, the Group completed the disposal of the Tanjung Jati B Power Station project. On completion of the disposal, the Group has no further commitment in respect of development expenditure in this project.

(b) **Other projects**

(i) At 30th June, 2003, a subsidiary had agreed to provide funds to the extent of HK$800 million to a jointly controlled entity established for the development of its property development project. The Group had no such commitment at the balance sheet date as the said subsidiary was dissolved during the period. At the balance sheet date, the Group's share of the commitment of the jointly controlled entity in respect of property development expenditure, which was contracted but not provided for in the financial statements, amounted to HK$13 million (30th June, 2003: HK$20 million).

(ii) At the balance sheet date, the Group had outstanding commitments in respect of property development expenditure as follows:

	30.6.2003 HK$'000	**31.12.2003 HK$'000**
Authorised but not contracted for	99,525	—
Contracted but not provided for	30,228	32,646
	129,753	32,646

Save as herein disclosed, there have been no material changes in project commitments of the Group since 30th June, 2003.

16. CONTINGENT LIABILITIES

During the period, the Group and the former director have agreed to the full and final settlement of the legal proceedings taken against each other with no payment obligations on the part of the Group. Save as herein disclosed, there have been no material changes in contingent liabilities of the Group since 30th June, 2003.

CHANGES OF DIRECTORS

During the period under review, Mr. Andy Lee Ming CHEUNG was appointed as an Executive Director on 16th July, 2003. Mr. Alan Chi Hung CHAN resigned as an Executive Director on 25th July, 2003. Mr. Eddie Wing Chuen HO Junior was appointed as an Executive Director on 6th August, 2003. Mr. Lawrence Sai Kit MIAO retired as a Director of the Company at the Annual General Meeting held on 21st October, 2003.

The Board would like to express its appreciation to Messrs. Alan CHAN and Lawrence MIAO for their past valuable contribution and to welcome Messrs. Andy CHEUNG and Eddie HO Junior to the Board.

DISPOSALS OF SUBSIDIARIES

HHI was separately listed on the Main Board of the Stock Exchange of Hong Kong Limited on 6th August, 2003. During the period under review, a deemed profit of HK$484 million resulting from the spin-off of 25% of the shares in HHI was recorded by the Group. The initial public offering in Hong Kong and the international placing raised approximately HK$3,010 million (before expenses) for HHI.

In connection with the listing of the shares in HHI during the period, HHI issued a total of 87,533,636 warrants to the Company's shareholders on the basis of one warrant for every 10 shares in the Company then held. The warrants, which carry an aggregate subscription rights

of HK$365,890,598, entitle the holders thereof to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three years period commencing on 6th August, 2003. Cash amounted to HK$48,000 were paid to certain overseas shareholders of the Company in lieu of HHI warrants.

EMPLOYEES

There were approximately 1,099 employees in the Company and its subsidiaries as at 31st December 2003. The Company continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits including medical and personal accident insurance coverage are also provided to employees. Different types of training programs are conducted on an ongoing basis throughout the Company and its subsidiaries. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the period.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE'S") WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

By Order of the Board
Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman

Hong Kong, 26th February, 2004

Please also refer to the published version of this announcement in South China Morning Post.

HOPEWELL Holdings Limited
2003-2004 Interim Report
合和實業有限公司
二零零三至二零零四年中期報告



Highlights

- Net profit jumped 256% to HK$626 million
- Interim dividend HK10 cents per share, plus special interim dividend HK30 cents per share
- 33% increase in road infrastructure projects EBIT
- HK$484 million IPO gain from Hopewell Highway Infrastructure listing
- Net debts reduced to HK$301 million & gearing ratio decreased to 2%
- Western Delta Route Phase I to be completed ahead of schedule in May 2004

Contents

Group Results

For the six months ended 31st December, 2003, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover		Earnings before interest and tax	
	2002 HK$ million	**2003 HK$ million**	2002 HK$ million	**2003 HK$ million**
Infrastructure project investment				
— Operating	5	**5**	272	**382**
— Financing	32	**23**	32	**23**
Property letting, agency & management	167	**150**	112	**88**
Hotel operations, restaurant & catering	131	**136**	23	**21**
Construction & project management	112	**26**	(34)	**(2)**
Others	—	**—**	46	**(4)**
	447	**340**	451	**508**

	Results	
	2002 HK$ million	**2003 HK$ million**
Earnings before interest and tax *(Note 1)*	451	**508**
Loss on disposal of property under development	—	**(13)**
Provision for impairment losses	—	**(36)**
IPO gain	—	**484**
Cancellation of share option	—	**(70)**
Finance costs *(Note 2)*	(233)	**(126)**
Taxation *(Note 3)*	(36)	**(35)**
Minority interests	(6)	**(86)**
Net profit *(Note 3)*	176	**626**

Notes:

(1) Earnings before interest and tax is the sum of (i) profit from operations before provision for impairment losses and loss on disposal of property under development of HK$65 million (2002: HK$117 million); and (ii) share of results of jointly controlled entities and associates of HK$443 million (2002: HK$334 million).

(2) The amount included interest expenses and related finance costs of Notes totalling HK$76 million (2002: HK$162 million).

(3) The comparative figure of last corresponding period has been restated following the adoption of the SSAP No. 12 (Revised) "Income Taxes" retrospectively.

The Group's turnover for the six months ended 31st December, 2003 was HK$340 million as compared with HK$447 million for the last corresponding period. Since equity accounting method is adopted, turnover attributable to the Group from the PRC Joint Ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Toll revenue of the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Guangzhou ESW Ring Road joint venture amounted to RMB1,399 million for the six months ended 31st December, 2003, representing a 22% increase from the same period of the previous year.

The Group's earnings before interest and tax ("EBIT") was HK$508 million as compared with HK$451 million of the last corresponding period, representing an increase of 13%, mainly due to the increase in traffic and toll revenue of GS Superhighway, which under the equity accounting method, is reflected in the Group's attributable share of results from the Joint Ventures.

The Group reported an unaudited net profit of HK$626 million, a 256% increase as compared with the last corresponding period. The increase, after deducting the cost for share option cancellation and the results of Hopewell Highway Infrastructure Limited ("HHI") attributable to minority shareholders, was mainly from the encouraging results of the road infrastructure projects of HK$382 million (or 40% increase as compared with the last corresponding period), lower finance cost of HK$126 million as compared to HK$233 million of the last corresponding period resulting from the lower debt level, and IPO gain of HK$484 million due to the listing of HHI in August 2003.

Interim Dividends and Close of Register

The Board of Directors has resolved to pay an interim dividend of HK10 cents (2003: HK7 cents) and a special interim dividend of HK30 cents (2003: Nil) per ordinary share in respect of the financial year ending 30th June, 2004. The dividends will be paid on or about 25th March, 2004 to those shareholders as registered at the close of business on 18th March, 2004. The register of members of the Company will be closed from 15th March, 2004 to 18th March, 2004, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend and special interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-6, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 12th March, 2004.

Investment Property

Office leasing in the market remained soft during 2003, mainly as a result of a slow domestic economy. Office rents had further dropped compared with early 2003 due to substantial new office developments coming on to the market. However, leasing of Hopewell Centre remained satisfactory; overall average occupancy for the six months period ended 31st December, 2003 was maintained at the same level of last corresponding period at 91%. Proactive leasing strategy was implemented to secure optimum return from the rental. In order to provide a better environment and better services to the tenants, a comprehensive renovation program also started in mid 2003. In view of the recent recovery of the economy in Hong Kong, we expect in 2004 both office and retail leasing activities will become more active and the rental rate will increase gradually.

During the review period, new supply of office buildings adjacent to our Hongkong International Trade and Exhibition Centre (HITEC), has added the challenge to the business of HITEC. However, the average occupancy for the period under review at HITEC was still maintained at 63% as compared to 65% of the same period last year. Following the consent of the District Lands Conference on the terms of the lease modification relating to the usage for commercial purposes, a new retail and entertainment concept is being developed to explore the conversion of HITEC to a prominent landmark in Kowloon East. In July, 2003, a new tenant began operating leisure and club activities and this would be bringing in value to the business of HITEC.

Property under Development

Nova Taipa Gardens

Nova Taipa Gardens, a joint venture development of residential, commercial, social amenities, and a hotel on Taipa Island in Macau, is now moving to its Phase II which consists of 13 residential blocks. During the 6-month period under review, the building plan for this phase has been further refined to meet the current market conditions and was approved in September 2003. The foundation work for Phase II was completed and the superstructure work for the first five residential blocks is due to commence soon.

Huadu Property Development Project

The property project in Huadu District of Guangzhou is a 95%-owned joint venture for residential, commercial and logistics developments on a site of about 733,000 sq. m. (7.89 million sq. ft.). During the review period, the master layout plan for the entire development was approved and the construction works for roads and sample townhouses have commenced. The initial development, comprising townhouses and high-rise residential units, is progressing according to schedule.

Mega Tower Hotel

Mega Tower Hotel is the Group's latest hotel development in Hong Kong. A planning application made to the Town Planning Board in October 2003 was withdrawn in December 2003 for comments from various interested parties. Under the latest plan, the project will comprise two hotel blocks with about 2,300 guest rooms, retail shops, cinemas, multi-purpose conference rooms and auditorium facilities. The Group has successfully acquired the last two property units in the proposed site in the review period and plans to resubmit a revised proposal to the Town Planning Board in the first quarter of 2004.

Hospitality

Panda Hotel

Hong Kong's hotel industry which had a traumatic experience for several months from the effects of SARS, enjoyed a swift business revival in the last quarter of 2003. This was mainly due to the lifting of visa restrictions in designated cities in China, as well as the co-operation of Hong Kong government and trade promotions. Benefiting from the recovery of the travel industry and the favorable travel policy, Panda Hotel registered better performance with total revenue increasing by about 3% compared to the same period last year. The average occupancy for the period was at about 80%, as compared with about 83% of the same period last year, and the average room rate increased by about 5%. In order to increase our competitiveness, Panda Hotel has undertaken renovation works for guest rooms, restaurants and function rooms during the beginning of the financial year. With the further relaxation of travel/business restrictions in designated cities in China, we would expect both the occupancy rate and average room rate to continue the upward improvement in 2004.

Restaurant & Catering Services

Restaurant & catering services has also gradually recovered from SARS. A series of promotions was launched to draw guests back into our restaurants. Special packages were also offered to attract both wedding banquets as well as annual dinners. In view of the recent recovery of the economy in Hong Kong, we would expect the business to improve significantly in 2004.

Infrastructure

On 6th August, 2003, the Group listed its subsidiary, HHI, on The Main Board of the Stock Exchange of Hong Kong Limited, raising over HK$3 billion. The Company will continue to operate its own core businesses of property and hospitality while retaining approximately 75% shareholding in HHI.

Hopewell Highway Infrastructure Limited

HHI has invested in three toll road projects across the Pearl River Delta region of Guangdong Province. Two of these projects with a combined road length of over 160 km are operational and have exhibited remarkable growth in terms of traffic volume and toll revenue.

Guangzhou-Shenzhen Superhighway ("GS Superhighway")



GS Superhighway
Average daily traffic flow
Vehicles
180,000
120,000
60,000
147,913
188,367
2002
2003
Jul - Dec
GS Superhighway
Gross toll revenue
RMB 'm
1,200
800
400
1,036
1,266
2002
2003
Jul - Dec

GS Superhighway is the principal route in the Pearl River Delta region's expressway network in which HHI has an interest, linking the four major cities of Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily traffic flow reached 188,367 vehicles, an increase of 27% compared to the last corresponding period and average daily toll revenue grew by 22% to RMB6.88 million. Gross toll revenue increased by 22% to RMB1,266 million.

The increase in traffic and toll revenue growth largely benefited from the consistent rapid economic growth in the Guangdong Province. As GDP of the province has been increasing, so has the flow of passengers and goods in the region. Increasing profitability of corporations and wealth of consumers have contributed to the continuous growth of vehicle ownership. The Group believes that these factors will help GS Superhighway maintain stable growth in traffic and toll revenue.

Several initiatives were completed to improve traffic flow and capacity along GS Superhighway. The historically busy 2.7 km section between Hezhou and Huangtian interchanges of the GS Superhighway was widened from dual three-lane to dual four-lane. Further, additional toll lanes were added at historically busy toll stations, such as Huangtian, Nantou and Baoan. The joint venture company will continue to closely monitor traffic conditions on the GS Superhighway and carry out effective measures to maintain the smooth traffic flow. The toll collection system along the northbound section of the expressway has been upgraded from a magnetic card toll collection system to a contactless Integrated Circuit (IC) card system by the third quarter of 2003. The southbound upgrade will be completed in 2004.

Providing a safe, efficient and comfortable driving environment remains a top priority to the Group. The repaving of around 100 km of the main alignment of the GS Superhighway was completed by the joint venture company in December 2003.

Guangzhou East-South-West Ring Road ("ESW Ring Road")


ESW Ring Road
Average daily traffic flow
Vehicles
45,000
30,000
15,000
39,061
45,356
2002
2003
Jul - Dec


ESW Ring Road
Gross toll revenue
RMB 'm
120
80
40
108
133
2002
2003
Jul - Dec

ESW Ring Road is a 38 km closed system expressway with dual 3 lanes. It is a by-pass route running along the eastern, southern and western fringes of Guangzhou city and forms the main sections of the Guangzhou Ring Road. During the past six months, it continued to record steady growth, both in traffic and toll revenue. The average daily traffic grew by 16% to 45,356 vehicles and average daily toll revenue increased by 23% to RMB0.72 million. Gross toll revenue grew by 23% to RMB133 million.

Two major expressways, Phase I of the Western Delta Route and Guangzhou Southern Expressway, which are connected directly with the ESW Ring Road, are expected to be completed in 2004. The opening of these expressways are expected to feed additional traffic to the ESW Ring Road. The Group believes the ESW Ring Road is well positioned to benefit from the rapid economic development in Guangzhou.

Phase I of the Western Delta Route ("Phase I West")

This 14.7 km closed system expressway with dual 3 lanes is currently under construction and is expected to be completed in May 2004, which is two months ahead of schedule.

Upon completion, Phase I West will be the only expressway to link up Guangzhou and Shunde. It fulfills the strategic need for a high speed link between these two major cities and shortens the travel time from approximately 40 minutes on existing local roads to approximately 10-15 minutes.

Other Infrastructure Projects

Shunde Roads and Shunde 105 Road

Shunde Roads are a system of four interconnecting dual three-lane highways which form the core road network around the Shunde District of Foshan Municipality; whereas, Shunde 105 is a separate major route through the district, providing vital access to neighboring municipalities.

The joint venture companies of the Shunde Roads and Shunde 105 have reached agreements with the Foshan Municipal Roads and Bridges Company ("Foshan Company"), a company 100%-owned by the Foshan Municipal Government, that Foshan Company be entrusted to collect tolls on their behalf since March 2003. Under the agreed arrangement, effective from 15th March, 2003, Foshan Company has been paying each of the joint venture companies every month the equivalent of its monthly average toll revenue of 2002 over the remainder of the cooperation period, plus an annual growth rate.

The Group is of the view that the arrangement is beneficial to the joint venture companies for not only securing reasonable income growth but also reducing operating expenses.

The Group is currently finalizing the disposal of its interests in Shunde Roads and Shunde 105 to an independent party. The disposal is subject to approval by the relevant authorities of the PRC Government and its terms are subject to confidentiality.

Construction

Construction works of the office tower project in Kwun Tong was completed during the review period.

Overseas Projects

Tanjung Jati B Power Plant Project ("TJB")

The persistent effort of the Group over the past few years has finally resulted in a satisfactory resolution for TJB in Indonesia. During the period under review, the disposal of TJB was concluded and the aggregate cash consideration, payable in instalments, is approximately HK$2,388 million. After the repayment of liabilities relating to the project, the Group is entitled to receive an aggregate net proceeds of approximately HK$1,680 million. Up to date, the Group has received net proceeds of approximately HK$758 million.

The proceeds from the disposal will further strengthen the financial position of the Group and enhance its capability to explore new investment opportunity.

Grand Hotel Excelsior, South Luzon Tollway Project

Continuing our strategy to close out the non-core investments, the Group entered into agreements for the sale of its interests in the Grand Hotel Excelsior project in Malta and the South Luzon Tollway project in the Philippines in October 2003. The aggregate cash consideration under the sale agreements and the full repayment of the loans owed to the Group were approximately HK$80 million, to be received by instalments.

Bangkok Elevated Road and Train System ("BERTS")

The Group continued its efforts during the period under review to seek an amicable resolution for the BERTS project.

Number of countries/areas covered by the Group

Following the completion of closing out the non-core investments overseas, the number of countries/areas covered by the Group has been reduced from eleven in 1999 to four at the end of 2003.

Financial Review

During the review period, the financial position of the Group was strengthened by substantial reduction of net debt from HK$2,258 million to HK$301 million. The ratio of total net debt to total capitalization was reduced from 12% to 2% and the ratio of total net debt to equity also decreased from 16% to 2%.

In August 2003, following completion of the disposal of TJB and the successful listing of HHI on The Stock Exchange of Hong Kong Limited, the Group received cash of over HK$3.6 billion (approximately HK$0.7 billion net proceeds from TJB as of 31st December, 2003 and approximately HK$2.9 billion from the listing). In addition, the Group successfully obtained an unsecured syndicated bank loan of HK$2.88 billion in October 2003 to refinance the loans which were secured by the Group's properties. This refinancing resulted in lower interest cost, longer repayment tenure, releasing the Group's properties from security, and increasing the flexibility of cash management.

The Group's capitalization structure is shown as follows:

	At 30.6.2003 HK$ million	**At 31.12.2003** **HK$ million**
Equity (Note)	13,653	**14,130**
Total net debt	2,258	**301**
Total capitalization (Note)	18,079	**17,245**
Total net debt vs total capitalization	12%	**2%**
Total net debt vs equity	16%	**2%**

Note: Following the adoption of the SSAP No. 12 (Revised) "Income Taxes" retrospectively, the opening balance of the Group's retained profits at 1st July, 2003 has been decreased by HK$46,083,000. The comparative figures of the Group's equity and total capitalization have been adjusted accordingly.

The maturity profile of the Group's borrowing as at 31st December, 2003 as compared with that at 30th June, 2003 is shown as follows:

Including Notes	**Within 1 year**	**1 - 2 years**	**2 - 5 years**
30th June, 2003	16%	48%	36%
31st December, 2003	58%	—	42%
Excluding Notes	**Within 1 year**	**1 - 2 years**	**2 - 5 years**
30th June, 2003	25%	21%	54%
31st December, 2003	21%	—	79%

The majority of the Group's borrowings, apart from the US$200 million Notes due 2004, carry interest at floating rates and are denominated in Hong Kong Dollars. The net debt of the Group excludes the US$200 million Notes due 2004 which have been fully backed by cash deposit held by the paying agent on behalf of the bondholders.

With stable cash income from operations and scheduled cash contributions from TJB, the Group's financial resources are strongly adequate to fund its operations and any potential investments.

There have been no significant changes in the Group's policy in terms of interest rate and exchange rate exposures. The Group has no financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures as the HK Dollar is pegged to the US Dollar and the exchange rate between Renminbi and HK Dollar is relatively stable.

Prospects

With the Closer Economic Participation Arrangement coming into effect from 1st January, 2004, it will definitely accelerate the further integration of Hong Kong and Guangzhou, and open up strong business opportunities in the region. The Group expects continued economic growth in China (in particular the Pearl River Delta region) will continue to have positive impact on the economy in Hong Kong as well as the Group's businesses, particularly the continuous growth in traffic in the infrastructure division, sustainable demands for the Group's hotel and food and beverage business.

The Group is proceeding with its developments at Phase II of Nova Taipa Gardens in Macau, the initial development of the Huadu District development and the Mega Tower Project development in Wanchai.

HHI will complete its Phase 1 of Western Delta Route to be followed by Phases 2 and 3. HHI is also aiming to play a vital role in the Hong Kong-Zhuhai-Macau Bridge should it proceed.

Changes of Directors

During the period under review, Mr. Andy Lee Ming CHEUNG was appointed as an Executive Director on 16th July, 2003. Mr. Alan Chi Hung CHAN resigned as an Executive Director on 25th July, 2003. Mr. Eddie Wing Chuen HO Junior was appointed as an Executive Director on 6th August, 2003. Mr. Lawrence Sai Kit MIAO retired as a Director of the Company at the Annual General Meeting held on 21st October, 2003.

The Board would like to express its appreciation to Messrs. Alan CHAN and Lawrence MIAO for their past valuable contribution and to welcome Messrs. Andy CHEUNG and Eddie HO Junior to the Board.

Disclosure of Additional Information in accordance with the Listing Rules

Disposals in Subsidiaries

HHI was separately listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 6th August, 2003. During the period under review, a deemed profit of HK$484 million resulting from the spin-off of 25% of the shares in HHI was recorded by the Group. The initial public offering in Hong Kong and the international placing raised approximately HK$3,010 million (before expenses) for HHI.

Employees

There were approximately 1,099 employees in the Company and its subsidiaries as at 31st December, 2003. The Company continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits including medical and personal accident insurance coverage are also provided to employees. Different types of training programs are conducted on an ongoing basis throughout the Company and its subsidiaries. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed on auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements.

Code of Best Practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange.

Practice Note 19 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associates (the "Affiliated Companies") were classified and disclosed under "Interests in jointly controlled entities" and "Interests in associates" in the condensed consolidated balance sheet as at 31st December, 2003.

A proforma combined balance sheet of the Affiliated Companies as at 31st December, 2003, is presented below:

	Combined Total HK$ million	Funds injected by the Group HK$ million
Total assets	20,497*	
Financed by:		
- Registered capital/share capital	1,884	1,132
- Reserve	258	
- Retained profits	188	
Equity	2,330	
Long term liabilities		
- Advances from shareholders/joint venture partners/related companies	7,246	2,066
- Other long-term loans	10,003	
	17,249	
Current liabilities	918	72
Total equity and liabilities	20,497*	3,270

* With the exception of the investment in a property development joint venture which is immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.

Directors' Interests

As at 31st December, 2003, the interests and short positions of the directors and chief executives of the Company and their associates in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was deemed or taken to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO or which required notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(a) Beneficial interests and short positions in shares (the "Shares") and underlying shares of equity derivatives of the Company[i]

	Shares						
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[ii] (interests of controlled corporation)	Other interests[iii]	Equity derivatives[iv]	Total interests	Total interests as percentage of shares in issue
Gordon Ying Sheung WU	63,494,032	21,910,000[v]	111,250,000[vi]	30,680,000	8,000,000	235,334,032	26.82
Eddie Ping Chang HO	19,360,000	246,000	2,050,000	—	6,000,000	27,656,000	3.15
Thomas Jefferson WU	24,450,000	—	820,000	—	2,400,000	27,670,000	3.15
Josiah Chin Lai KWOK	1,500,000	—	—	—	1,500,000	3,000,000	0.34
Henry Hin Moh LEE	7,695,322	—	—	—	—	7,695,322	0.88
Robert Van Jin NIEN	100,000	—	—	—	1,000,000	1,100,000	0.13
Guy Man Guy WU	2,645,650	—	—	—	—	2,645,650	0.30
Ivy Sau Ping KWOK WU	21,910,000	113,554,032[vii]	61,190,000	30,680,000	8,000,000[viii]	235,334,032	26.82
Linda Lai Chuen LOKE	—	1,308,981	—	—	—	1,308,981	0.15
David Yau-gay LUI	8,537	—	—	—	—	8,537	0.00

Notes:

(i) All interests in the Shares and underlying shares of equity derivatives of the Company were long positions. None of the directors or chief executives held any short position in the Shares and underlying shares of equity derivatives of the Company.

(ii) These Shares were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests of 30,680,000 Shares represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(iv) These represented interests of options granted to directors under the Old Share Option Scheme to subscribe for Shares of the Company, further details of which are set out in the section headed "Share Options".

(v) The family interests of 21,910,000 Shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(vi) The corporate interests of 111,250,000 Shares represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 61,190,000 Shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(vii) The family interests of 113,554,032 Shares represented the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure included 50,060,000 Shares held by Sir Gordon Ying Sheung WU through corporations.

(viii) These represented interests of options granted to Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU.

(b) Beneficial interests and short positions in the shares of associated corporations

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 600,000 ordinary shares of HCNH Insurance Brokers Limited, an associated company of the Company, representing one-half of its issued share capital.

(ii) Certain directors held shares in certain subsidiaries as nominees for their holding companies.

(iii) None of the directors or chief executives held any short position in shares of associated corporations.

(c) Beneficial interests and short positions in the underlying shares of equity derivatives of associated corporations[i]

All of the following interests in underlying shares of equity derivatives of associated corporations were interests in warrants of an associated corporation, HHI, which conferred rights to subscribe for shares of HHI at HK$4.18 per share (subject to adjustments) exercisable during a period of 3 years from 6th August, 2003 to 5th August, 2006:

Directors	Equity derivatives				Total interests	Total interests as percentage of shares in issue
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[ii] (interests of controlled corporation)	Other interests[iii]		
Gordon Ying Sheung WU	6,249,403	2,191,000[iv]	11,124,999[v]	3,068,000	22,633,402	0.79
Eddie Ping Chang HO	1,936,000	24,600	205,000	—	2,165,600	0.08
Thomas Jefferson WU	2,435,000	—	82,000	—	2,517,000	0.09
Henry Hin Moh LEE	279,530	—	—	—	279,530	0.01
Robert Van Jin NIEN	10,000	—	—	—	10,000	0.00
Guy Man Guy WU	264,565	—	—	—	264,565	0.01
Ivy Sau Ping KWOK WU	2,191,000	11,255,403[vi]	6,118,999	3,068,000	22,633,402	0.79
Linda Lai Chuen LOKE	—	130,898	—	—	130,898	0.01
David Yau-gay LUI	853	—	—	—	853	0.00

Notes:

(i) All of the above interests in the underlying shares of equity derivatives of associated corporations were long positions.

(ii) These equity derivatives were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests of 3,068,000 warrants represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(iv) The family interests of 2,191,000 warrants represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(v) The corporate interests of 11,124,999 warrants represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 6,119,000 warrants held by Lady Ivy Sau Ping KWOK WU through corporations.

(vi) The family interests of 11,255,403 warrants represented the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure included 5,006,000 warrants held by Sir Gordon Ying Sheung WU through corporations.

(d) Beneficial interests in debentures of associated corporations

The $9\frac{7}{8}$% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to the exercise of one-third or more of the voting power at their general meetings.

Share Options

The share option scheme of the Company adopted on 11th October, 1994 (the "Old Share Option Scheme") was terminated and a new share option scheme (the "New Share Option Scheme") was adopted by the Company with effect from 1st November, 2003 to comply with the current Listing Rules. No further options may be granted under the Old Share Option Scheme but in all other respects the provisions of the Old Share Option Scheme shall remain in force. However, all options granted prior to the termination of the Old Share Option Scheme shall continue to be subject to the provisions of the Old Share Option Scheme.

Particulars of the options held by the executive directors of the Company and employees granted under the Old Share Option Scheme are as follows:

	Date of grant	Exercise Price HK$	Balance of outstanding options at 1/7/2003	Options granted during the period	Options exercised during the period	Options cancelled/ lapsed during the period	Balance of outstanding options at 31/12/2003	Exercise period	Closing price immediately before date of grant falling within the period HK$
Directors									
Gordon Ying Sheung WU	9/9/2003	9.55	–	8,000,000	–	–	8,000,000	9/3/2004 - 9/9/2008	9.40
Eddie Ping Chang HO	9/9/2003	9.55	–	6,000,000	–	–	6,000,000	9/3/2004 - 9/9/2008	9.40
Thomas Jefferson WU	3/4/2002	6.15	2,500,000	–	100,000	–	2,400,000	3/10/2002 - 2/10/2005	–
Josiah Chin Lai KWOK	28/3/2002	6.15	3,000,000	–	1,500,000	–	1,500,000	28/9/2002 - 27/9/2005	–
Robert Van Jin NIEN	1/4/2002	6.15	1,000,000	–	–	–	1,000,000	1/10/2002 - 30/9/2005	–
Employees	2/4/2002	6.15	1,800,000	–	–	–	1,800,000	2/10/2002 - 1/10/2005	–
Total			8,300,000	14,000,000	1,600,000	–	20,700,000		

Subsequent to the resignation of Mr. Alan Chi Hung CHAN as director of the Company on 25th July, 2003, the options granted to Mr. Alan CHAN was reclassified under options granted to employees.

The weighted average closing price of the shares of the dates immediately before the dates on which the options were exercised within the period was HK$10.35.

The options granted on 9th September, 2003 are exercisable during a period of 4.5 years after the expiry of 6 months from the date of grant.

The options granted, other than those granted on 9th September, 2003, are exercisable in the following manner:

Maximum proportion of options exercisable including the proportion of options previously exercised	Exercisable period
1/3	From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant
2/3	From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant
3/3	From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant

During the period under review, no option was granted by the Company under the New Share Option Scheme.

The fair value of the share options granted during the period with the exercise price per share of HK$9.55 using the Black-Scholes option pricing model, is estimated at HK$4. The value is estimated based on the risk-free rate of 3.157% per annum with reference to the yield prevailing on the 5-year Exchange Fund Notes, an estimated historical volatility of 33.6% of the closing price of the shares of the Company from 1st January, 2003 to 31st December, 2003, and assuming an expected option life of 4.7 years and same level of annual dividends as last financial year of HK25 cents per share over the option life.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

By written resolutions of the sole shareholder of HHI, a subsidiary of the Company, passed on 16th July, 2003, a share option scheme was approved and the scheme was approved at an extraordinary general meeting of the Company held on the same date. As at 31st December, 2003, no option was granted under the share option scheme of HHI.

Substantial Shareholders

As at 31st December, 2003, to the best knowledge of the directors, the following party (other than the directors or chief executives of the Company) was, directly or indirectly, interested in 5% or more of the nominal value of share capital of the Company and the relevant number of shares in which it was, and/or was deemed to be, interested as recorded in the register under Section 336 of the SFO:

Name	Capacity	Number of Shares (Corporate interests)	Interest as percentage of Shares in issue
The Capital Group Companies, Inc.	Investment Manager	43,898,000	5.00

Save as disclosed above, the Company has not been notified of any other interest representing 5% or more of the issued share capital of the Company and recorded in the register of Substantial Shareholders maintained under Section 336 of the SFO as at 31st December, 2003.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the period.

By Order of the Board
Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 26th February, 2004

Condensed Consolidated Income Statement

For the six months ended 31st December, 2003

		Six months ended	
		31.12.2002 (unaudited and restated)	**31.12.2003 (unaudited)**
	NOTES	HK$'000	**HK$'000**
Turnover	3	446,550	**339,729**
Cost of sales and services		(288,182)	**(178,959)**
		158,368	**160,770**
Other operating income	4	71,714	**69,602**
Selling and distribution costs		(13,426)	**(11,200)**
Administrative expenses		(69,895)	**(87,348)**
Other operating expenses	5	(29,916)	**(66,465)**
Loss on disposal of property under development	6	—	**(12,543)**
Provision for impairment losses	7	—	**(36,413)**
Profit from operations		116,845	**16,403**
Gain on deemed disposal of interest in subsidiaries	8	—	**483,847**
Loss on cancellation of share purchase option	8	—	**(70,000)**
Finance costs	9	(232,866)	**(125,959)**
Share of results of			
Jointly controlled entities		321,127	**439,624**
Associates		12,717	**3,308**
Profit before taxation		217,823	**747,223**
Income tax expense	11	(36,200)	**(34,867)**
Profit before minority interests		181,623	**712,356**
Minority interests		(6,066)	**(86,822)**
Net profit for the period		175,557	**625,534**
Dividends	12	61,319	**351,303**
		HK cents	HK cents
Earnings per share	13		
Basic		20.0	**71.3**
Diluted		N/A	**71.0**

Condensed Consolidated Balance Sheet

At 31st December, 2003

	NOTES	30.6.2003 (audited and restated) HK$'000	**31.12.2003 (unaudited) HK$'000**
ASSETS			
Non-current Assets			
Investment properties		5,655,400	**5,660,452**
Property, plant and equipment	21(b)	1,492,652	**540,751**
Properties for or under development		1,018,336	**860,428**
Interests in jointly controlled entities		8,207,290	**8,143,477**
Interests in associates		77,523	**64,542**
Investments in securities	14	39,329	**574,228**
Other projects		181,637	**163,637**
Long-term receivables		276,052	**132,587**
Defeasance/pledged bank deposits		1,680,843	**98,275**
		18,629,062	**16,238,377**
Current Assets			
Inventories		8,588	**9,430**
Properties for sale		3,762	**3,762**
Trade and other receivables	15	111,876	**287,881**
Deposits and prepayments	21(b)	227,127	**72,203**
Loans receivable - current portion		45,757	**77,162**
Amounts due from customers for contract work		323	**—**
Investments in securities - current portion	14	—	**1,164,217**
Defeasance deposits		149,390	**1,654,742**
Bank balances and cash		694,604	**1,347,416**
		1,241,427	**4,616,813**
Total Assets		19,870,489	**20,855,190**

Condensed Consolidated Balance Sheet *(continued)*

At 31st December, 2003

	NOTES	30.6.2003 (audited and restated) HK$'000	**31.12.2003 (unaudited) HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	16	2,189,955	**2,193,955**
Share premium and reserves		11,463,202	**11,936,024**
		13,653,157	**14,129,979**
Minority Interests		125,101	**2,338,332**
Non-current Liabilities			
Long-term borrowings	17	3,692,975	**1,300,000**
Warranty provisions		164,059	**164,059**
Amounts due to associates		17,786	**18,561**
Deferred tax liabilities		46,083	**50,065**
		3,920,903	**1,532,685**
Current Liabilities			
Trade and other payables	18	1,075,960	**720,295**
Rental and other deposits		111,560	**68,097**
Amounts due to customers for contract work		14,423	**15,927**
Tax liabilities		242,906	**237,831**
Current portion of long-term borrowings	17	320,479	**1,601,956**
Bank loans and overdrafts			
Secured		156,000	**—**
Unsecured		250,000	**210,088**
		2,171,328	**2,854,194**
Total Liabilities		6,092,231	**4,386,879**
Total Equity and Liabilities		19,870,489	**20,855,190**

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31st December, 2003

	Share capital HK$'000	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange translation reserve HK$'000	PRC statutory reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 2002									
- as originally stated	2,189,955	8,508,890	2,254,315	83,010	(504)	22,884	324,113	411,557	13,794,220
- prior period adjustments *(note 2)*	–	–	–	–	–	–	–	(39,736)	(39,736)
- as restated	2,189,955	8,508,890	2,254,315	83,010	(504)	22,884	324,113	371,821	13,754,484
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	–	1,076	–	–	–	1,076
Net gain not recognised in the income statement	–	–	–	–	1,076	–	–	–	1,076
Net profit for the period	–	–	–	–	–	–	–	175,557	175,557
Transfers between reserves	–	–	–	–	–	33,580	–	(33,580)	–
Amounts set aside for payment of dividends	–	–	–	–	–	–	61,319	(61,319)	–
Final and special dividends for year ended 30th June, 2002 paid	–	–	–	–	–	–	(324,113)	–	(324,113)
At 31st December, 2002	2,189,955	8,508,890	2,254,315	83,010	572	56,464	61,319	452,479	13,607,004
At 1st July, 2003									
- as originally stated	2,189,955	8,508,890	1,916,968	83,010	9,432	56,464	157,677	776,844	13,699,240
- prior period adjustments *(note 2)*	–	–	–	–	–	–	–	(46,083)	(46,083)
- as restated	2,189,955	8,508,890	1,916,968	83,010	9,432	56,464	157,677	730,761	13,653,157
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	–	2,932	–	–	–	2,932
Share of reserves of jointly controlled entities and associates	–	–	–	–	(3,531)	–	–	–	(3,531)
Net loss not recognised in the income statement	–	–	–	–	(599)	–	–	–	(599)
Issue of shares	4,000	5,840	–	–	–	–	–	–	9,840
Share issue expenses	–	(6)	–	–	–	–	–	–	(6)
Net profit for the period	–	–	–	–	–	–	–	625,534	625,534
Realised on reduction of interest in subsidiaries	–	–	–	–	–	(14,116)	–	14,116	–
Transfers between reserves	–	–	–	–	–	16,465	–	(16,465)	–
Amounts set aside for payment of dividends	–	–	–	–	–	–	351,303	(351,303)	–
Final dividend for year ended 30th June, 2003 paid	–	–	–	–	–	–	(157,947)	–	(157,947)
At 31st December, 2003	2,193,955	8,514,724	1,916,968	83,010	8,833	58,813	351,033	1,002,643	14,129,979

Condensed Consolidated Cash Flow Statement

For the six months ended 31st December, 2003

	Six months ended	
	31.12.2002	**31.12.2003**
	(unaudited)	**(unaudited)**
	HK$'000	**HK$'000**
Net cash from operating activities	5,100	**39,792**
Net cash from (used in) investing activities	3,262,393	**(733,355)**
Net cash (used in) from financing activities	(3,234,911)	**1,346,000**
Increase in cash and cash equivalents	32,582	**652,437**
Cash and cash equivalents at beginning of the period	145,149	**694,604**
Effect of foreign exchange rate changes	1,410	**375**
Cash and cash equivalents at end of the period	179,141	**1,347,416**
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	179,141	**1,347,416**

Notes to the Condensed Financial Statements

For the six months ended 31st December, 2003

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003, except as described below.

In the current period, the Group has adopted SSAP No. 12 (Revised) "Income Taxes" for the first time. The principal effect of the implementation of SSAP No. 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP No. 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP No. 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for the corresponding prior period have been restated accordingly. As a result of this change in accounting policy, the opening balance of the Group's retained profits at 1st July, 2002 and 1st July, 2003 have been decreased by HK$39,736,000 and HK$46,083,000 respectively. The Group's profit for the six months ended 31st December, 2003 has been decreased by HK$3,982,000 (six months ended 31.12.2002: HK$2,904,000).

3. TURNOVER AND SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure project investment	—	investment in highway infrastructure projects
Property investment	—	property letting, agency and management
Hotel investment	—	hotel ownership and operations
Property development	—	development of properties
Construction	—	construction and project management
Restaurants and catering	—	restaurant operations and food catering

3. TURNOVER AND SEGMENTS *(Continued)*

Segment information about these businesses is presented below.

Segment turnover

	Six months ended 31.12.2002			**Six months ended 31.12.2003**		
	External HK$'000	Inter-segment HK$'000	Turnover HK$'000	**External HK$'000**	**Inter-segment HK$'000**	**Turnover HK$'000**
Infrastructure project investment	36,434	—	36,434	**28,409**	**—**	**28,409**
Property investment	167,117	10,696	177,813	**149,789**	**10,836**	**160,625**
Hotel investment	70,098	166	70,264	**74,183**	**96**	**74,279**
Construction	112,065	4,016	116,081	**25,965**	**1,500**	**27,465**
Restaurants and catering	60,836	509	61,345	**61,383**	**299**	**61,682**
Eliminations	—	(15,387)	(15,387)	**—**	**(12,731)**	**(12,731)**
Total turnover	446,550	—	446,550	**339,729**	**—**	**339,729**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results

	Profit (loss) for the six months ended 31.12.2002				**Profit (loss) for the six months ended 31.12.2003**			
	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000	**Company and subsidiaries HK$'000**	**Jointly controlled entities HK$'000**	**Associates HK$'000**	**Total HK$'000**
Infrastructure project investment	(1,220)	305,338	—	304,118	**(29,567)**	**434,588**	**—**	**405,021**
Property investment	102,931	6,915	2,290	112,136	**87,027**	**(318)**	**1,640**	**88,349**
Hotel investment								
- Operations	13,725	—	7,628	21,353	**18,351**	**—**	**1,822**	**20,173**
- Loss on disposal of hotel property under development	—	—	—	—	**(12,543)**	**—**	**—**	**(12,543)**
Property development	—	8,874	—	8,874	**(26,803)**	**5,354**	**—**	**(21,449)**
Construction	(34,142)	—	(6)	(34,148)	**(1,924)**	**—**	**—**	**(1,924)**
Restaurants and catering	2,109	—	—	2,109	**504**	**—**	**—**	**504**
Other operations	(4,508)	—	2,805	(1,703)	**(7,751)**	**—**	**(154)**	**(7,905)**
Segment results	78,895	321,127	12,717	412,739	**27,294**	**439,624**	**3,308**	**470,226**

	Six months ended	
	31.12.2002 HK$'000	**31.12.2003 HK$'000**
Segment results		
Company and subsidiaries	78,895	**27,294**
Interest and other financial income	66,464	**49,280**
Exchange losses	—	**(15,447)**
Unallocated corporate expenses	(28,514)	**(44,724)**
Profit from operations	116,845	**16,403**
Gain on deemed disposal of interest in subsidiaries	—	**483,847**
Loss on cancellation of share purchase option	—	**(70,000)**
Finance costs	(232,866)	**(125,959)**
Share of results of		
Jointly controlled entities	321,127	**439,624**
Associates	12,717	**3,308**
Profit before taxation	217,823	**747,223**

3. TURNOVER AND SEGMENTS *(Continued)*

Geographical Segments

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	31.12.2002	**31.12.2003**
	HK$'000	**HK$'000**
Hong Kong	409,207	**309,066**
Mainland China (the "PRC")	37,343	**30,663**
	446,550	**339,729**

4. OTHER OPERATING INCOME

Other operating income includes:

	Six months ended	
	31.12.2002	**31.12.2003**
	HK$'000	**HK$'000**
Interest on bank deposits and loans receivable	66,464	**40,665**
Yield on held-to-maturity debt securities (after deducting amortisation of premium on acquisition of HK$17,843,000 (six months ended 31.12.2002: Nil))	—	**8,615**

5. OTHER OPERATING EXPENSES

Other operating expenses include:

	Six months ended	
	31.12.2002	**31.12.2003**
	HK$'000	**HK$'000**
Amortisation of cost of investments in jointly controlled entities	28,857	**42,535**
Exchange losses	—	**15,447**

6. LOSS ON DISPOSAL OF PROPERTY UNDER DEVELOPMENT

As detailed in note 22, the Group entered into agreements for the disposal of its interest in a hotel property under development carried by a subsidiary for an aggregate consideration of approximately HK$217 million. The consideration to the extent of HK$150 million has been recognised in the current period, giving rise to a loss on disposal of HK$12.5 million. The remaining balance of the consideration of HK$67 million is payable by instalments over a period up to 72 months from 16th October, 2003 or 48 months from the date of completion of the hotel development, whichever is the earlier. The outstanding consideration will be recognised when receipt can be established with reasonable certainty.

7. PROVISION FOR IMPAIRMENT LOSSES

	Six months ended	
	31.12.2002 HK$'000	**31.12.2003 HK$'000**
Impairment losses recognised on		
— Properties in the PRC held for development	—	**25,000**
— Interest in an associate	—	**11,413**
	—	**36,413**

8. GAIN ON DEEMED DISPOSAL OF INTEREST IN SUBSIDIARIES/LOSS ON CANCELLATION OF SHARE PURCHASE OPTION

During the period, in connection with the listing of the shares in Hopewell Highway Infrastructure Limited ("HHI"), a subsidiary undertaking investments in highway projects in the PRC, HHI issued a total of 720,000,000 shares to public investors at an issue price of HK$4.18 per share, giving a total consideration of HK$3,009.6 million before expenses. The issue of new shares has resulted in a reduction of the Company's interest in HHI from 100% to 75%, and has given rise to a gain on deemed disposal of HK$483.8 million.

During the period, the Group reached an agreement with the holder of the option to subscribe for 5% of the interest in HHI previously granted by the Company to a lender in connection with the Group's financing arrangement. Pursuant to the said agreement, the option holder has agreed to cancel the rights under the option for a consideration of HK$70 million payable by the Group which has been charged to the income statement.

9. FINANCE COSTS

	Six months ended	
	31.12.2002 HK$'000	**31.12.2003 HK$'000**
Interest on		
Bank loans and overdrafts and other loans	67,413	**33,330**
Notes wholly payable within five years	111,900	**72,582**
	179,313	**105,912**
Less: Amount capitalised on an infrastructure project	(3,000)	—
	176,313	**105,912**
Other finance costs		
Premium on early redemption of notes	36,217	—
Note issue expenses amortised	16,455	**3,127**
Loan arrangement fees and related charges	3,881	**16,920**
	56,553	**20,047**
	232,866	**125,959**

10. DEPRECIATION

Depreciation of property, plant and equipment charged to the income statement in respect of the period amounted to HK$5,908,000 (six months ended 31.12.2002: HK$4,068,000).

11. INCOME TAX EXPENSE

	Six months ended	
	31.12.2002 HK$'000	**31.12.2003 HK$'000**
Current tax		
Hong Kong	6,815	**8,771**
Elsewhere	688	**2,558**
	7,503	**11,329**
Under (over) provision in prior years		
Hong Kong	465	**(5,754)**
Elsewhere	—	**198**
	465	**(5,556)**
Deferred tax	2,904	**3,982**
Taxation attributable to the Company and subsidiaries	10,872	**9,755**
Share of taxation of jointly controlled entities		
Elsewhere	6,517	**—**
Deferred tax	15,000	**23,786**
	21,517	**23,786**
Share of taxation of associates		
Hong Kong	345	**243**
Elsewhere	3,466	**1,083**
	3,811	**1,326**
	36,200	**34,867**

Hong Kong Profits Tax is calculated at the rate of 17.5% (six months ended 31.12.2002: 16%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

12. DIVIDENDS

	Six months ended	
	31.12.2002 HK$'000	**31.12.2003 HK$'000**
Interim dividend declared		
HK10 cents (six months ended 31.12.2002: HK7 cents) per share	61,319	**87,758**
Special interim dividend declared		
HK30 cents (six months ended 31.12.2002: Nil) per share	—	**263,275**
Final dividend for the year ended 30th June, 2003 paid on shares issued subsequent to approval of financial statements	—	**270**
	61,319	**351,303**

A final dividend of HK18 cents (year ended 30.6.2002: final dividend of HK7 cents and special dividend of HK30 cents) per share for the financial year ended 30th June, 2003 was paid to shareholders in October 2003.

The directors have determined that an interim dividend and a special interim dividend in respect of the financial year ending 30th June, 2004 of HK10 cents (year ended 30.6.2003: HK7 cents) per share and HK30 cents (year ended 30.6.2003: Nil) per share respectively shall be paid to the shareholders of the Company whose names appear on the Register of Members on 18th March, 2004.

13. EARNINGS PER SHARE

	Six months ended	
	31.12.2002 HK$'000	**31.12.2003 HK$'000**
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Net profit for the period	175,557	**625,534**
Effect of dilutive potential ordinary shares of HHI:		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants issued	—	**(484)**
Earnings for the purposes of diluted earnings per share	175,557	**625,050**
	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purposes of basic earnings per share	875,982,121	**876,827,230**
Effect of dilutive potential ordinary shares:		
Share options	—	**4,108,338**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	875,982,121	**880,935,568**

13. EARNINGS PER SHARE *(Continued)*

As a result of the change in accounting policies as described in note 2 above, the basic earnings per share for the corresponding comparative prior period has been adjusted as follows:

	HK cents
Basic earnings per share for the six months ended 31st December, 2002:	
Reported figure before adjustments	20.4
Adjustments arising from adoption of SSAP No. 12 (Revised)	(0.4)
Restated	20.0

14. INVESTMENTS IN SECURITIES

	30.6.2003 HK$'000	**31.12.2003 HK$'000**
Held-to-maturity debt securities listed overseas *(Note)*	—	**1,717,900**
Investment securities		
Unlisted equity securities	21,274	**20,545**
Other investments		
Equity securities listed in Hong Kong	18,055	—
	39,329	**1,738,445**
Less: Held-to-maturity debt securities maturing within one year included in current assets	—	**(1,164,217)**
	39,329	**574,228**

Note: The held-to-maturity debt securities, which the Group has expressed intention and ability to hold to maturity, are measured at amortised cost, less any impairment to reflect irrecoverable amounts. The annual amortisation of the premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue in each period represents a constant yield on the investment.

15. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of receivables outstanding at the balance sheet date:

	30.6.2003 HK$'000	**31.12.2003 HK$'000**
Receivables aged		
0 - 30 days	30,778	**40,594**
31 - 60 days	3,245	**4,922**
Over 60 days	4,995	**23,182**
Proceeds on disposal of a jointly controlled entity receivable	45,373	**84,923**
Retentions receivable	21,247	**19,937**
Interest on defeasance deposits receivable	6,238	**114,323**
	111,876	**287,881**

16. SHARE CAPITAL

	Number of shares		Nominal value	
	30.6.2003	**31.12.2003**	30.6.2003	**31.12.2003**
	'000	**'000**	HK$'000	**HK$'000**
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid	875,982	**877,582**	2,189,955	**2,193,955**

During the six months ended 31st December, 2003, the Company issued a total of 1,600,000 ordinary shares of HK$2.50 each for a total cash consideration of HK$9,840,000 pursuant to the exercise of the share options granted by the Company.

HHI Warrants

In connection with the listing of the shares in HHI during the period, HHI issued a total of 87,533,636 warrants to the Company's shareholders on the basis of one warrant for every 10 shares in the Company then held. The warrants, which carry an aggregate subscription rights of HK$365,890,598, entitle the holders thereof to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three years period commencing on 6th August, 2003. Cash amounted to HK$48,000 was paid to certain overseas shareholders of the Company in lieu of HHI warrants.

During the period, 59,162 warrants carrying an aggregate subscription price of HK$247,297 were exercised by the warrant holders resulting in the issuance of 59,162 ordinary shares in HHI. A total of 87,474,474 HHI warrants remained outstanding at the balance sheet date.

17. LONG-TERM BORROWINGS

	30.6.2003	**31.12.2003**
	HK$'000	**HK$'000**
Unsecured notes payable		
Principal amount	1,473,822	**1,467,207**
Unamortised note issue expenses	(6,555)	**(3,428)**
Secured bank loans	2,357,629	—
Unsecured bank loans	141,078	**1,438,177**
Other unsecured loan	47,480	—
	4,013,454	**2,901,956**
Less: Portion due within one year included in current liabilities	(320,479)	**(1,601,956)**
	3,692,975	**1,300,000**

18. TRADE AND OTHER PAYABLES

The following is an analysis of payables outstanding at the balance sheet date:

	30.6.2003	**31.12.2003**
	HK$'000	**HK$'000**
Payables due		
0 - 30 days	197,754	**127,188**
31 - 60 days	55,896	**61,082**
Over 60 days	114,036	**125,776**
Retentions payable	25,055	**22,834**
Development expenditure payable *(Note)*	683,219	**383,415**
	1,075,960	**720,295**

Note: The development expenditure payable represents construction and plant costs incurred by certain subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Following the completion of the disposal of the Group's interest in the Tanjung Jati B Power Station project in Indonesia during the period, development expenditure incurred for this project totalling HK$300 million was settled.

19. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS OR LIABILITIES

The Group's total assets less current liabilities at 31st December, 2003 amounted to HK$18,001 million (30.6.2003: HK$17,699 million).

The net current assets of the Group at 31st December, 2003 amounted to HK$1,763 million (30.6.2003: net current liabilities of HK$930 million).

20. CHARGES ON ASSETS

(a) During the period, the Group's secured bank loans were discharged or refinanced by unsecured bank borrowings. At 31st December, 2003, the Group's properties with an aggregate carrying value of HK$125 million (30.6.2003: HK$6,366 million) were mortgaged to secure other bank loan facilities granted to the Group.

(b) At 30th June, 2003, the Group's interest in a jointly controlled entity engaging in the development of an infrastructure project with a carrying value of HK$1,915 million had been pledged to the lenders to secure the bank loan facilities granted to the Group, of which HK$372 million was utilised to finance the development of such project. During the period, the bank loan was fully settled and the pledge of the Group's interest in the jointly controlled entity was discharged.

21. PROJECT COMMITMENTS

(a) Western Delta Route in the PRC

Phase I of the Western Delta Route ("Phase I West"), a major transportation route in Western Pearl River Delta, will be developed by a jointly controlled entity to be established. The estimated total development cost for Phase I West amounted to RMB1,680 million, of which RMB294 million (30.6.2003: RMB294 million) will be provided by the Group by way of capital contribution to the jointly controlled entity.

(b) Power Station Project in the Republic of Indonesia

Included in property, plant and equipment of the Group at 30th June, 2003 was Tanjung Jati B Power Station Project ("TJB Project") with a carrying value of HK$966 million. During the period, the Group completed the disposal of the TJB Project for an aggregate cash consideration of US$306.2 million. The consideration is payable by instalments and the first instalment of US$144.5 million was received and recognised by the Group with the remaining balance of US$161.7 million payable by instalments over a period of 39 months from 31st July, 2003, being the settlement date as defined in the disposal agreements. However, the timing and ultimate receipt of the remaining instalments could be materially affected by the occurrence of certain events, including, inter alia, force majeure events, which would result in the cancellation by the lenders of the project loan facilities granted to the purchasers of the TJB Project. The remaining instalments will therefore not be recognised by the Group until such instalments are received.

On completion of the disposal of the TJB Project, advance payments to contractors totalling HK$150 million included in deposits and prepayments, and development expenditures totalling HK$300 million included in trade and other payables were settled and the Group has no further commitment in respect of development expenditure in this project.

(c) Other projects

(i) At 30th June, 2003, a subsidiary had agreed to provide funds to the extent of HK$800 million to a jointly controlled entity established for the development of its property development project. The Group had no such commitment at the balance sheet date as the said subsidiary was dissolved during the period. At the balance sheet date, the Group's share of the commitment of the jointly controlled entity in respect of property development expenditure, which was contracted but not provided for in the financial statements, amounted to HK$13 million (30.6.2003: HK$20 million).

(ii) At the balance sheet date, the Group had outstanding commitments in respect of property development expenditure as follows:

	30.6.2003 HK$'000	**31.12.2003** **HK$'000**
Authorised but not contracted for	99,525	—
Contracted but not provided for	30,228	**32,646**
	129,753	**32,646**

22. RELATED PARTY TRANSACTIONS

During the period, the Group entered into agreements with a former director of the Company for the disposal of its interests in a hotel project in Malta under development, which was undertaken by subsidiaries, and the interest in an associate undertaking a toll road project in the Philippines at the consideration of approximately HK$217 million, comprising cash consideration and net liabilities of the subsidiaries assumed by the purchaser, and HK$9 million respectively. The consideration for disposal of the hotel interest to the extent of HK$67 million is still outstanding which is payable by instalments over a period up to 72 months from 16th October, 2003 or 48 months from the date of completion of the hotel development, whichever is the earlier. Completion of the disposal of the associate is subject to the occurrence of certain events as specified in the disposal agreement. In addition, the Group and the former director have agreed to the full and final settlement of the legal proceedings taken against each other with no payment obligations on the part of the Group.

23. CONTINGENT LIABILITIES

Save as herein disclosed, there have been no material changes in contingent liabilities of the Group since 30th June, 2003.

24. POST BALANCE SHEET EVENT

The Group is currently in the process of finalising the disposal of its interests in certain jointly controlled entities, namely Shunde Municipal Shunhope Highway Construction Company Limited and Shunde Municipality Shunda Highway Company Limited, which will be subject to PRC government approval.

目錄

集團業績

截至二零零三年十二月三十一日止六個月，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額		除利息及稅項前溢利	
	2002 港幣百萬元	**2003 港幣百萬元**	2002 港幣百萬元	**2003 港幣百萬元**
基建項目投資				
一營運	5	**5**	272	**382**
一資金提供	32	**23**	32	**23**
物業租賃，代理及管理	167	**150**	112	**88**
酒店及食品經營	131	**136**	23	**21**
建築及項目管理	112	**26**	(34)	**(2)**
其他	—	**—**	46	**(4)**
	447	**340**	451	**508**

	業績	
	2002 港幣百萬元	**2003 港幣百萬元**
除利息及稅項前溢利 *(附註一)*	451	**508**
出售發展中物業之虧損	—	**(13)**
減值虧損撥備	—	**(36)**
首次公開招股之盈利	—	**484**
註銷購股權	—	**(70)**
財務成本 *(附註二)*	(233)	**(126)**
稅項 *(附註三)*	(36)	**(35)**
少數股東權益	(6)	**(86)**
淨溢利 *(附註三)*	176	**626**

附註：

(一) 除利息及稅項前溢利乃指(i)未扣除減值虧損撥備及出售發展中物業虧損前之經營業務溢利港幣6,500萬元(二零零二年：港幣1.17億元)；及(ii)應佔共同控制個體及聯營公司之業績合共港幣4.43億元(二零零二年：港幣3.34億元)之總和。

(二) 其中包括票據之利息支出及有關財務成本，合共港幣7,600萬元(二零零二年：港幣1.62億元)

(三) 隨著追溯性的採納會計實務準則第12條(經修訂)「所得稅」，去年同期之比較數字因此作出重列。

截至二零零三年十二月三十一日止六個月，集團之營業額為港幣3.4億元，去年同期之比較數字為港幣4.47億元。由於採納權益會計法，集團於中國之合作公司（「合作公司」）之營業額之應佔部分並未包括於集團之營業額內。截至二零零三年十二月三十一日止六個月，廣州—深圳高速公路（「廣深高速公路」）及廣州東南西環高速公路之總營業額為人民幣13.99億元，較去年同期增長22%。

集團除利息及税項前溢利由港幣4.51億元上升至港幣5.08億元，較去年同期增加13%，主要由於廣深高速公路之車流量及路費收入的增加，並已按權益會計法反映於集團應佔合作公司之業績內。

集團未經審核之淨溢利為港幣6.26億元，較去年同期增長256%。在扣除註銷購股權之費用及合和公路基建有限公司（「合和公路」）之少數股東應佔之權益後，淨溢利仍錄得可觀增長，主要是由於公路基建項目錄得令人鼓舞之業績達港幣3.82億元（較去年同期增長40%）；債務水平降低令財務成本由去年同期之港幣2.33億元減少至港幣1.26億元；以及合和公路於二零零三年八月首次公開招股之盈利港幣4.84億元。

中期股息及暫停辦理股份過戶登記

董事局已議決派發截至二零零四年六月三十日止財政年度之中期股息每普通股港幣10仙（二零零三年：港幣7仙）及特別中期股息每普通股港幣30仙（二零零三年：無）。股息約於二零零四年三月二十五日派發予於二零零四年三月十八日營業時間結束時已登記之股東。本公司將由二零零四年三月十五日至三月十八日止（包括首尾兩天）期間暫停辦理股份過戶登記手續。股東如欲享獲派發中期股息及特別中期股息之資格，必須於二零零四年三月十二日下午四時前，將所有過戶文件連同有關股票送交本公司之股份過戶登記處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心1712-6室。

業務回顧

投資物業

由於本地經濟放緩，寫字樓租務市場在二零零三年仍然疲弱。由於大量新落成寫字樓加入市場，寫字樓租金相對於二零零三年初繼續下調。但合和中心在截至二零零三年十二月三十一日止六個月的表現令人滿意，維持去年同期相約91%的平均出租率。為取得最佳的租金回報，集團於期內推行主動性的租務策略，並已經於二零零三年年中展開一項全面的翻新工程以提供一個更佳的環境及服務給予租戶。基於本港經濟正值復甦，我們預期於二零零四年寫字樓及零售租務活動將會更加活躍，租金亦會穩步上揚。

於回顧期內，鄰近國際展貿中心新的寫字樓相繼落成，直接對國際展貿中心的租務構成一定的壓力，但平均出租率仍能維持63%，去年同期為65%。經地區地政會議通過有關改變土地用途後，一個嶄新之零售及娛樂中心概念將使國際展貿中心變身成為東九龍之地標。於二零零三年七月，一全新會所已成為本中心之租戶，並提供不同的消閑及全面會所服務給會員及本中心其他租戶享用。

發展中物業

濠景花園

濠景花園乃本集團於澳門氹仔的合營項目，集住宅、商業、社區設施及酒店於一身，而包括十三幢住宅大樓的第二期工程現正開始。於過去六個月內，為了迎合市場需求，第二期建築圖則已作多方面的修改，並已於二零零三年九月獲得通過。第二期之地基工程經已完成，而首五幢住宅大樓之施工亦快將展開。

花都物業發展項目

此物業項目為本集團於廣州花都區佔95%權益之合營項目，佔地約733,000平方米（789萬平方尺），當中包括住宅、商業及物流發展。於過去六個月內，總體設計已獲批准，而道路及連體別墅之樣板房工程已經開始。初期發展之連體別墅及高層住宅正按計劃興建中。

Mega Tower酒店

Mega Tower酒店是本集團在本港最近期的酒店發展。為了收集各方意見，集團已於二零零三年十二月撤回在同年十月送交城市規劃委員會的申請。根據最新的規劃，該項目包括兩幢擁有2,300間客房、購物商場、戲院、多功能會議室及演講廳設施的酒店。集團已成功收購位於建議發展地段的最後兩個住宅業權，更計劃於二零零四年首季向城市規劃委員會呈交經修改之申請。

酒店及餐飲

悅來酒店

香港酒店業在非典型肺炎影響下經歷了數個月艱難時期，但在國內多個城市實施放寬訪港簽證申請及香港政府全力協助及推廣貿易活動下，於二零零三年第四季度開始迅速復甦。受惠於旅遊業復甦及旅遊優惠政策，悅來酒店業務總收入較去年同期上升約3%；酒店平均房間入住率約為80%，去年同期則約為83%，而平均房間價格則上升約5%。在本財政年度初，悅來酒店已於房間、餐廳及會議廳進行裝修工程，從而提高競爭能力。隨著國內多個城市進一步放寬旅遊及商務限制，集團預期二零零四年酒店入住率及平均房間價格均會持續攀升。

餐飲及宴會服務

非典型肺炎遠離後，餐飲及宴會業務亦逐漸復甦。集團已推出一連串推廣，除了優惠婚宴套餐外，更推出特惠週年晚宴套餐，以吸引客人繼續惠顧。鑒於近期香港經濟復甦，集團預期二零零四年餐飲業務將會取得顯著增長。

基建

於二零零三年八月六日，本集團將其附屬公司合和公路在香港聯合交易所有限公司主板分拆上市，集資超過港幣30億元。本公司將繼續從事其核心業務，包括物業及酒店，並持有合和公路約75%之股份。

合和公路基建有限公司

合和公路於廣東省珠江三角洲地區投資了三個收費公路項目。其中兩個總長度逾160公里的項目，已全面營運及取得顯著而強勁之車流量及路費收入增長。

廣州－深圳高速公路(「廣深高速公路」)



廣深高速公路
平均每日車流量
架次
180,000
120,000
60,000
147,913
188,367
2002
2003
7月-12月



廣深高速公路
總路費收入
人民幣百萬元
1,200
800
400
1,036
1,266
2002
2003
7月-12月

廣深高速公路是合和公路於珠江三角洲高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，每日平均車流量達188,367架次，較去年同期增長27%。平均每日路費收入增長22%達人民幣688萬元。總路費收入增長22%達人民幣12.66億元。

車流量及路費收入上升主要受惠於廣東省經濟的持續迅速增長。由於廣東省之國內生產總值不斷增長，令客運量及貨運量亦不斷增長。企業利潤增加及消費者日益富裕，使汽車擁有量持續上升。集團相信此等因素將有助廣深高速公路的車流量及路費收入保持穩定增長。

廣深高速公路沿線已完成了多項提高車流量及運載量之工程。車流量最多的鶴洲立交至黃田立交2.7公里路段已由雙向三車道擴建至雙向四車道。其次，在收費最繁忙的黃田、南頭及寶安收費站已增建多條出入口車道。合作公司將繼續密切監察廣深高速公路的交通情況並採取有效的措施保持交通暢順。廣深高速公路北行方向的收費系統已於二零零三年第三季完成由磁卡收費系統提升至非接觸式的集成電路(IC)卡系統。南行方向的工程亦將會在二零零四年完成。

向高速公路使用者提供安全、有效率及舒適的駕駛環境是集團的首要工作，合作公司亦因此已於二零零三年十二月份完成了約100公里的主線路面重鋪工程。

廣州東南西環高速公路(「東南西環高速公路」)



東南西環高速公路
平均每日車流量
架次
45,000
30,000
15,000
39,061
45,356
2002
2003
7月-12月



東南西環高速公路
總路費收入
人民幣百萬元
120
80
40
108
133
2002
2003
7月-12月

東南西環高速公路是一條長38公里、封閉式的雙向三車道高速公路。它是一條貫通廣州市東、南及西面周邊地區的繞道，並構成廣州環城高速公路的主要部份。在過去六個月，車流量及路費收入均錄得持續增長。平均每日車流量增長16%至45,356架次，平均每日路費收入增長23%至人民幣72萬元。總路費收入增長23%至人民幣1.33億元。

兩條與東南西環高速公路直接連接的主要高速公路，珠江三角洲西岸幹道一期及廣州南部快速路預計將於二零零四年建成。此等高速公路的開通預計將可為東南西環高速公路帶來額外的車流量。集團相信東南西環高速公路正處於有利的位置，可受惠於廣州的快速經濟發展。

珠江三角洲西岸幹道一期(「西岸幹道一期」)

此條長14.7公里、封閉式的雙向三車道高速公路目前正在建設中，預計可於二零零四年五月建成，較原定工期提前兩個月。

建成後，西岸幹道一期將成為連接廣州至順德唯一的高速公路，它符合需有一條快速通道將這兩個主要城市連接起來的策略性需要，並將目前利用現有地方路來往這兩個城市的行車時間由約40分鐘縮短至10-15分鐘。

其他基建項目

順德公路及順德105國道

順德公路是一個由四條互相連接的雙向三車道公路組成的公路系統，為佛山市順德區之核心公路網絡。順德105國道是順德區內另一條主要幹道，是通往周邊市鎮之主要通道。

順德公路及順德105國道之合作公司已與佛山市政府全資擁有的佛山市路橋建設有限公司(「佛山公司」)達成協議，自二零零三年三月起，合作公司委託該公司代其收取路費收入。根據該協議安排，自二零零三年三月十五日開始，佛山公司每月均向兩合作公司支付相等於二零零二年每月平均路費收入另加增長幅度計算之金額，直至合作期結束為止。

本集團認為該安排將為兩間合作公司帶來裨益，其不單可確保合作公司之合理收入增長，亦可減少有關之營運支出。

集團現正就有關出售順德公路及順德105國道之權益予獨立人士定案，是項交易需得到中國政府有關部門審批，其條款亦需保密。

建築

於觀塘之寫字樓項目的建築工程已經於回顧期內完成。

海外項目

Tanjung Jati B(「TJB」)電廠項目

集團於過去多年來努力不懈終於使印尼Tanjung Jati B電廠項目得到滿意的解決。在回顧期內，項目之出售已完成及項目出售之總現金代價約為港幣23.88億元，以分期支付。於償還有關電廠項目之負債後，本集團將獲得淨款項總計約港幣16.8億元。直至現在，本集團已收取淨金額約為港幣7.58億元。

出售款項將加強集團之財務狀況及提高探究新投資機會之能力。

Grand Hotel Excelsior，呂宋收費公路項目

為持續本集團終止非核心投資之策略，本集團於二零零三年十月訂立協議，出售位於馬爾他Grand Hotel Excelsior項目及位於菲律賓呂宋收費公路項目之有關權益。根據該等出售協議，本集團將分期收取現金代價及集團所提供之貸款全數金額，合共約為港幣8,000萬元。

曼谷高架公路及鐵路系統

於回顧期內，本集團繼續就曼谷高架公路及鐵路系統之項目尋求解決方案。

本集團覆蓋之國家/地區

於結束在海外之非核心投資後，本集團覆蓋之國家/地區已經由一九九九年之十一個減少至二零零三年年底之四個。

財務回顧

於回顧期內，集團之財務實力進一步加強，淨債務由港幣22.58億元減少至港幣3.01億元。淨債務總額與總資本之比率由12%下降至2%，淨債務總額對比股東權益之比率由16%下降至2%。

於二零零三年八月，在完成出售TJB項目及成功將合和公路於香港聯合交易所有限公司上市後，集團因此收取超過港幣36億元之現金(來自出售TJB淨金額約港幣7億元及首次公開招股之淨收入約港幣29億元)。另外，集團於二零零三年十月成功取得港幣28.8億元之無抵押銀團貸款，為本集團以物業作為抵押之貸款作再融資。此項融資重組減低利息成本，加長還款年期，並解除集團之物業抵押及增加現金管理之靈活性。

集團之資本結構載列如下：

	於30.6.2003 港幣百萬元	**於31.12.2003 港幣百萬元**
股東權益 *(附註)*	13,653	**14,130**
淨債務總額	2,258	**301**
總資本 *(附註)*	18,079	**17,245**
淨債務總額對比總資本	12%	**2%**
淨債務總額對比股東權益	16%	**2%**

附註：隨著追溯性的採納會計實務準則第12條(經修訂)「所得稅」，集團於二零零三年六月三十日的保留溢利減少了港幣46,083,000元，因此，集團之股東權益及總資本之比較數字亦作出相應調整。

對比二零零三年六月三十日，集團於二零零三年十二月三十一日借貸總額之還款期限載列如下：

包括票據	**一年內償還**	**一年後， 兩年內償還**	**兩年後， 五年內償還**
於二零零三年六月三十日	16%	48%	36%
於二零零三年十二月三十一日	58%	–	42%

不包括票據	**一年內償還**	**一年後， 兩年內償還**	**兩年後， 五年內償還**
於二零零三年六月三十日	25%	21%	54%
於二零零三年十二月三十一日	21%	–	79%

除於二零零四年到期之美金2億元票據外，集團之大部分借貸皆以浮動利率計算及以港幣為單位。集團之淨債務，並不包括美金2億元票據，集團已就該等票據應付金額之全數，以現金存款存於債券持有人之付款代理人。

在穩定的業務性現金收入及預期TJB的現金收入，本集團擁有充裕的財務資源提供予現有之業務及具潛力之投資。

集團的利率及外滙風險管理之政策並無顯著改變。集團未有運用金融衍生工具作為對沖利率及滙率風險，主要基於美元與港元長期掛鈎，而港元及人民幣之兌換率並相對穩定。

前瞻

更緊密經貿關係安排於二零零四年一月一日生效後，將確實地加速香港及廣州的進一步一體化，並開放區內強大的商機。集團預期在中國之持續經濟增長下(特別是珠江三角洲)，對香港經濟及集團的業務將繼續有着正面的影響，尤其是促進公路車流量及對集團酒店和食品經營業務需求的持續性增長。

集團繼續進行位於澳門的濠景花園第二期發展，花都區的初期發展項目及位於灣仔的Mega Tower項目發展。

合和公路將會完成珠江三角洲西岸幹道第一期，緊接着的是第二期及第三期。若港珠澳橋隧項目推進時，合和公路亦將致力扮演一重要角色。

董事局成員之變更

於回顧期內，張利民先生於二零零三年七月十六日獲委任為執行董事。陳志鴻先生於二零零三年七月二十五日辭退執行董事職位。何榮春先生於二零零三年八月六日獲委任為執行董事。繆世傑先生於二零零三年十月二十一日舉行之二零零三年股東週年大會中退任本公司董事。

董事局謹藉此機會對陳志鴻先生及繆世傑先生於過去所作出之寶貴貢獻表示感謝，並藉此機會歡迎張利民先生及何榮春先生加入董事局。

根據上市規則所需提供之附加資料

出售附屬公司

合和公路於二零零三年八月六日在香港聯合交易所有限公司(「聯交所」)主板獨立上市。於回顧期間，本集團因分拆合和公路的25%股份，錄得被視作出售盈利港幣4.84億元。於香港作首次公開招股及進行國際配售，為合和公路集資共約港幣30.1億元(未扣除費用)。

僱員

於二零零三年十二月三十一日，本公司及其附屬公司之僱員人數為一千零九十九人。本公司提供予僱員之薪酬及福利政策乃經參考市場趨勢及僱員工作表現後釐定。本集團亦為僱員提供多項福利包括醫療及個人意外保險。此外，本公司及其附屬公司亦為僱員提供不同類型的在職訓練。董事局亦會適當地授出優先認股權予僱員。

審核委員會

審核委員會已與管理層檢討本集團所採納之會計原則及實務，並商討審核、內部監控及財務申報事宜，其中包括審閱未經審核之中期財務報告表。

最佳應用守則

本公司所有董事並無獲悉任何資料，可合理地指出本公司現時或在本中期報告所包括之會計期間內任何時間，未有遵守聯交所之證券上市規則(「上市規則」)附錄十四所列之最佳應用守則。

上市規則第19項應用指引

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司(「聯屬公司」)已於本集團二零零三年十二月三十一日之簡明綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於二零零三年十二月三十一日，聯屬公司之備考合併資產負債表如下：

	合併總數 港幣百萬元	本集團所注入之資金 港幣百萬元
總資產	20,497*	
資金來源：		
一註冊資本/股本	1,884	1,132
一儲備	258	
一保留溢利	188	
資本	2,330	
遠期負債		
一股東/合營夥伴/有關連公司提供之墊款	7,246	2,066
一其他遠期貸款	10,003	
	17,249	
流動負債	918	72
資本及負債總額	20,497*	3,270

* 除一項投資金額並不重大之物業發展項目外，所有物業、機械及設備（包括主要生產設施）於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。

董事之權益

截至二零零三年十二月三十一日，本公司各名董事、最高行政人員及其聯繫人對本公司或本公司任何聯營法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）任何股份、相關股份或債券擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7及第8分部之規定通知本公司及聯交所者（包括任何有關董事或最高行政人員根據證券及期貨條例之上述規定被視作或當作為擁有之權益及淡倉），或根據證券及期貨條例第352條規定須記錄於本公司存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公佈者，其詳情如下：

(a) 於本公司股份及股本衍生工具相關股份之實益權益及淡倉[i]

董事	股份				股本衍生工具[iv]	總權益	總權益佔發行股份之百分比
	個人權益(實益擁有人持有)	家屬權益(配偶及未滿18歲子女權益)	公司權益[ii](受控制公司的權益)	其他權益[iii]			
胡應湘	63,494,032	21,910,000[v]	111,250,000[vi]	30,680,000	8,000,000	235,334,032	26.82
何炳章	19,360,000	246,000	2,050,000	—	6,000,000	27,656,000	3.15
胡文新	24,450,000	—	820,000	—	2,400,000	27,670,000	3.15
郭展禮	1,500,000	—	—	—	1,500,000	3,000,000	0.34
李憲武	7,695,322	—	—	—	—	7,695,322	0.88
嚴文俊	100,000	—	—	—	1,000,000	1,100,000	0.13
胡文佳	2,645,650	—	—	—	—	2,645,650	0.30
胡郭秀萍	21,910,000	113,554,032[vii]	61,190,000	30,680,000	8,000,000[viii]	235,334,032	26.82
陸勵荃	—	1,308,981	—	—	—	1,308,981	0.15
雷有基	8,537	—	—	—	—	8,537	0.00

附註：

(i) 於本公司之所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有本公司之股份及股本衍生工具相關股份之淡倉。

(ii) 此等股份由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份代表由胡應湘爵士及胡郭秀萍爵士夫人共同持有之權益。

(iv) 此代表在舊認股權計劃下，授予董事認股權權益以認購本公司之股份，其詳情載於「優先認股權」一段內。

(v) 家屬權益21,910,000股股份代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(vi) 公司權益111,250,000股股份代表胡應湘爵士及胡郭秀萍爵士夫人透過公司持有之權益。此數目包括由胡郭秀萍爵士夫人透過公司持有之61,190,000股股份。

(vii) 家屬權益113,554,032股股份代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括由胡應湘爵士通過公司持有之50,060,000股股份。

(viii) 此等認股權權益代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。

(b) 於聯營法團股份之實益權益及淡倉

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險有限公司（本公司之聯營公司）之600,000股普通股，為其已發行股本之二分之一。

(ii) 若干董事以代理人身份代表其各自控股公司持有若干附屬公司之股份。

(iii) 各名董事或最高行政人員概無持有聯營法團股份之淡倉。

(c) 於聯營法團股本衍生工具相關股份之實益權益及淡倉[i]

以下所有於聯營法團之股本衍生工具相關股份之權益為一聯營法團－合和公路之認股權證所賦予之權利，並按每股港幣4.18元（可予調整），以認購合和公路之股份，該權利可於二零零三年八月六日起至二零零六年八月五日止三年內行使：

董事	衍生工具 個人權益（實益擁有人持有）	衍生工具 家屬權益（配偶及未滿18歲子女權益）	衍生工具 公司權益[ii]（受控制公司的權益）	衍生工具 其他權益[iii]	總權益	總權益佔發行股份之百分比
胡應湘	6,249,403	2,191,000[iv]	11,124,999[v]	3,068,000	22,633,402	0.79
何炳章	1,936,000	24,600	205,000	—	2,165,600	0.08
胡文新	2,435,000	—	82,000	—	2,517,000	0.09
李憲武	279,530	—	—	—	279,530	0.01
嚴文俊	10,000	—	—	—	10,000	0.00
胡文佳	264,565	—	—	—	264,565	0.01
胡郭秀萍	2,191,000	11,255,403[vi]	6,118,999	3,068,000	22,633,402	0.79
陸勵荃	—	130,898	—	—	130,898	0.01
雷有基	853	—	—	—	853	0.00

附註：

(i) 於聯營法團之所有上述股本衍生工具相關股份之權益均為長倉。

(ii) 此等衍生工具由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益3,068,000認股權證代表由胡應湘爵士及胡郭秀萍爵士夫人共同持有之權益。

(iv) 家屬權益2,191,000認股權證代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(v) 公司權益11,124,999認股權證代表胡應湘爵士及胡郭秀萍爵士夫人透過公司持有之權益。此數目包括由胡郭秀萍爵士夫人透過公司持有之6,119,000認股權證。

(vi) 家屬權益11,255,403認股權證代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括由胡應湘爵士透過公司持有之5,006,000認股權證。

(d) 於聯營法團債券之實益權益

胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路(控股)有限公司發行之二零零四年到期(年息為9⅞%)之票據，該票面金額為美金四百八十五萬元。

優先認股權

本公司於一九九四年十月十一日所採納之優先認股權計劃(「舊認股權計劃」)已終止，而於二零零三年十一月一日本公司採納一新優先認股權計劃(「新認股權計劃」)，以符合現行上市規則之規定。本公司不能再根據舊認股權計劃授出認股權，但舊認股權計劃所有其他相關條款將繼續有效。然而，於終止舊認股權計劃前授出之全部認股權仍繼續受限於舊認股權計劃之條款。

根據舊認股權計劃授出並由本公司董事及僱員持有之認股權之詳情如下：

	授出日期	每股認股權股份行使價(港幣)	於二零零三年七月一日尚未行使之認股權數目	於期內授出認股權數目	於期內行使認股權數目	於期內註銷/屆滿認股權數目	於二零零三年十二月三十一日尚未行使之認股權數目	行使期	於期內緊接認股權授出日期之前的收市價(港幣)
董事									
胡應湘	9/9/2003	9.55	–	8,000,000	–	–	8,000,000	9/3/2004 - 9/9/2008	9.40
何炳章	9/9/2003	9.55	–	6,000,000	–	–	6,000,000	9/3/2004 - 9/9/2008	9.40
胡文新	3/4/2002	6.15	2,500,000	–	100,000	–	2,400,000	3/10/2002 - 2/10/2005	–
郭展禮	28/3/2002	6.15	3,000,000	–	1,500,000	–	1,500,000	28/9/2002 - 27/9/2005	–
嚴文俊	1/4/2002	6.15	1,000,000	–	–	–	1,000,000	1/10/2002 - 30/9/2005	–
僱員	2/4/2002	6.15	1,800,000	–	–	–	1,800,000	2/10/2002 - 1/10/2005	–
合共			8,300,000	14,000,000	1,600,000	–	20,700,000		

繼陳志鴻先生於二零零三年七月二十五日辭退本公司董事一職後，本公司授予陳志鴻先生之認股權已重新分類為授予僱員之認股權項下。

於期內緊接認股權行使日期之前之加權平均收市價為港幣10.35元。

於二零零三年九月九日授出之認股權可於認股權授出日後之六個月至四年半內行使。

除二零零三年九月九日授出之認股權外，其他認股權可按下列方式行使：

可行使認股權包括已行使部分之最大比例	行使期限
三分之一	由認股權授出後之六個月至認股權授出日後之十八個月內
三分之二	由認股權授出後之十八個月至認股權授出日後之三十個月內
三分之三	由認股權授出後之三十個月至認股權授出日後之四十二個月內

於回顧期內，本公司並無根據新認股權計劃授出任何認股權。

按柏力克—舒爾斯期權定價模式計算，於期內授出每股行使價港幣9.55元之認股權之公平價值估計為港幣4元。有關價值乃經參考五年期外匯基金票據之年息率3.157%及由二零零三年一月一日至十二月三十一日期間本公司之收市股價之估計歷史波動比率33.6%計算，並假設認股權之預計年期為4.7年及認股權年期內每年股息均維持於上年度每股港幣25仙之水平。

柏力克—舒爾斯期權定價模式乃用於估計並無授予限制及可全數轉讓之可買賣認股權之公平價值。此外，該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，柏力克—舒爾斯期權定價模式未必能夠可靠地計算認股權之公平價值。

本公司一附屬公司－合和公路之優先認股權計劃乃由其唯一股東於二零零三年七月十六日以書面決議案批准及經由本公司股東於二零零三年七月十六日舉行之股東特別大會上批准。截至二零零三年十二月三十一日止，合和公路概無根據其之認股權計劃授出任何認股權。

主要股東

截至二零零三年十二月三十一日，就各董事所得知，本公司根據證券及期貨條例第336條所存置或被視為須存置之登記冊所載，直接或間接擁有本公司5%或以上面值之股本權益及其相關數目之股份之人士或被視為須存置於登記冊內之人士(本公司之董事或主要行政人員除外)列載如下：

名稱	身份	股份數目 (公司權益)	權益佔發行 股份之百分比
The Capital Group Companies, Inc.	投資經理	43,898,000	5.00

除上述所披露外，截至二零零三年十二月三十一日，本公司未獲通知超過本公司已發行股本5%或以上並記錄在按證券及期貨條例第336條設立之主要股東名冊之任何其他權益。

購回、出售或贖回股份

本公司或其任何附屬公司於期間內概無購回、出售或贖回任何本公司之股份。

承董事局命
胡應湘爵士 KCMG, FICE
主席

香港，二零零四年二月二十六日

簡明綜合收益表

截至二零零三年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 2002 (未經審核及重列) 港幣千元	**2003** **(未經審核)** **港幣千元**
營業額	3	446,550	**339,729**
銷售及服務成本		(288,182)	**(178,959)**
		158,368	**160,770**
其他營運收入	4	71,714	**69,602**
銷售及分銷成本		(13,426)	**(11,200)**
行政費用		(69,895)	**(87,348)**
其他營運支出	5	(29,916)	**(66,465)**
出售發展中物業之虧損	6	—	**(12,543)**
減值虧損撥備	7	—	**(36,413)**
經營業務溢利		116,845	**16,403**
視作出售附屬公司權益之盈利	8	—	**483,847**
註銷購股權之虧損	8	—	**(70,000)**
財務成本	9	(232,866)	**(125,959)**
應佔其業績			
共同控制個體		321,127	**439,624**
聯營公司		12,717	**3,308**
除税前溢利		217,823	**747,223**
所得税支出	11	(36,200)	**(34,867)**
未計少數股東權益前溢利		181,623	**712,356**
少數股東權益		(6,066)	**(86,822)**
本期淨溢利		175,557	**625,534**
股息	12	61,319	**351,303**
		港仙	**港仙**
每股溢利	13		
基本		20.0	**71.3**
攤薄後		不適用	**71.0**

簡明綜合資產負債表

於二零零三年十二月三十一日

	附註	30.6.2003 (經審核及重列) 港幣千元	**31.12.2003** **(未經審核)** **港幣千元**
資產			
非流動資產			
投資物業		5,655,400	**5,660,452**
物業、機械及設備	21(b)	1,492,652	**540,751**
待發展或發展中物業		1,018,336	**860,428**
共同控制個體權益		8,207,290	**8,143,477**
聯營公司權益		77,523	**64,542**
証券投資	14	39,329	**574,228**
其他項目		181,637	**163,637**
長期應收款項		276,052	**132,587**
契約廢止/已抵押之銀行存款		1,680,843	**98,275**
		18,629,062	**16,238,377**
流動資產			
存貨		8,588	**9,430**
持作出售之物業		3,762	**3,762**
貿易及其他應收賬款	15	111,876	**287,881**
按金及預付款項	21(b)	227,127	**72,203**
應收貸款之即期部分		45,757	**77,162**
就合約工程應收客戶之款項		323	**—**
証券投資之即期部分	14	—	**1,164,217**
契約廢止存款		149,390	**1,654,742**
銀行結餘及現金		694,604	**1,347,416**
		1,241,427	**4,616,813**
總資產		19,870,489	**20,855,190**

簡明綜合資產負債表(續)

於二零零三年十二月三十一日

	附註	30.6.2003 (經審核及重列) 港幣千元	**31.12.2003** **(未經審核)** **港幣千元**
股東權益及負債			
資本及儲備金			
股本	16	2,189,955	**2,193,955**
股本溢價及儲備金		11,463,202	**11,936,024**
		13,653,157	**14,129,979**
少數股東權益		125,101	**2,338,332**
非流動負債			
遠期貸款	17	3,692,975	**1,300,000**
保證準備		164,059	**164,059**
應付聯營公司之款項		17,786	**18,561**
遞延稅項負債		46,083	**50,065**
		3,920,903	**1,532,685**
流動負債			
貿易及其他應付賬款	18	1,075,960	**720,295**
租務及其他按金		111,560	**68,097**
就合約工程應付客戶之款項		14,423	**15,927**
稅項負債		242,906	**237,831**
遠期貸款之即期部分	17	320,479	**1,601,956**
銀行貸款及透支			
有抵押		156,000	**—**
無抵押		250,000	**210,088**
		2,171,328	**2,854,194**
總負債		6,092,231	**4,386,879**
股東權益及負債總額		19,870,489	**20,855,190**

簡明股東權益變動表

截至二零零三年十二月三十一日止六個月

	股本 港幣千元	股本溢價 港幣千元	投資物業重估儲備金 港幣千元	資本儲備金 港幣千元	匯兌換算儲備金 港幣千元	中國法定儲備金 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
於二零零二年七月一日									
－以往呈報	2,189,955	8,508,890	2,254,315	83,010	(504)	22,884	324,113	411,557	13,794,220
－前期調整 *(附註2)*	—	—	—	—	—	—	—	(39,736)	(39,736)
－重列	2,189,955	8,508,890	2,254,315	83,010	(504)	22,884	324,113	371,821	13,754,484
伸算附屬公司、共同控制個體及聯營公司財務報表兌換差額	—	—	—	—	1,076	—	—	—	1,076
未於收益表中反映之盈利	—	—	—	—	1,076	—	—	—	1,076
期間淨溢利	—	—	—	—	—	—	—	175,557	175,557
儲備金相互轉撥	—	—	—	—	—	33,580	—	(33,580)	—
撥作派發股息之金額	—	—	—	—	—	—	61,319	(61,319)	—
已付截至二零零二年六月三十日止年度中期及特別股息	—	—	—	—	—	—	(324,113)	—	(324,113)
於二零零二年十二月三十一日	2,189,955	8,508,890	2,254,315	83,010	572	56,464	61,319	452,479	13,607,004
於二零零三年七月一日									
－以往呈報	2,189,955	8,508,890	1,916,968	83,010	9,432	56,464	157,677	776,844	13,699,240
－前期調整 *(附註2)*	—	—	—	—	—	—	—	(46,083)	(46,083)
－重列	2,189,955	8,508,890	1,916,968	83,010	9,432	56,464	157,677	730,761	13,653,157
伸算附屬公司、共同控制個體及聯營公司財務報表兌換差額	—	—	—	—	2,932	—	—	—	2,932
應佔共同控制個體及聯營公司之儲備	—	—	—	—	(3,531)	—	—	—	(3,531)
未於收益表確認之虧損	—	—	—	—	(599)	—	—	—	(599)
發行股本	4,000	5,840	—	—	—	—	—	—	9,840
股本發行費用	—	(6)	—	—	—	—	—	—	(6)
期間淨溢利	—	—	—	—	—	—	—	625,534	625,534
就附屬公司權益減少而變現之金額	—	—	—	—	—	(14,116)	—	14,116	—
儲備金相互轉撥	—	—	—	—	—	16,465	—	(16,465)	—
撥作派發股息之金額	—	—	—	—	—	—	351,303	(351,303)	—
已付截至二零零三年六月三十日止年度末期股息	—	—	—	—	—	—	(157,947)	—	(157,947)
於二零零三年十二月三十一日	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

簡明綜合現金流動表

截至二零零三年十二月三十一日止六個月

	截至十二月三十一日止六個月	
	2002	**2003**
	(未經審核)	**(未經審核)**
	港幣千元	**港幣千元**
來自經營業務之現金淨額	5,100	**39,792**
來自(用於)投資業務之現金淨額	3,262,393	**(733,355)**
(用於)來自融資活動之現金淨額	(3,234,911)	**1,346,000**
現金及現金等值物增加	32,582	**652,437**
期初現金及現金等值物	145,149	**694,604**
外幣兑換變動之影響	1,410	**375**
期末現金及現金等值物	179,141	**1,347,416**
現金及現金等值物之分析		
銀行結餘及現金	179,141	**1,347,416**

簡明財務報告表附註
截至二零零三年十二月三十一日止六個月

1. 編製基準

本簡明財務報告表乃遵照香港聯合交易所有限公司證券上市規則附錄十六內可適用之披露規定及香港會計師公會所頒佈的會計實務準則第25條「中期財務報告」之規定編製。

2. 主要會計政策

本簡明財務報告表按歷史成本方法而編製，並就若干物業及證券投資價值重估作出修訂。除以下所述外，所採納之會計政策與本集團截至二零零三年六月三十日止年度之財務報告表所採納的均屬一致。

於本期內，本集團首次採納會計實務準則第12條(經修訂)「所得稅」。採納會計實務準則第12條(經修訂)主要影響遞延稅項。過往期間乃按收益表負債方法為遞延稅項作部分撥備，即除了那些預計不會於可見將來實現之部分外，就所產生時差確認遞延稅項。會計實務準則第12條(經修訂)要求採納資產負債表債務方法計算，除有限之例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與相應稅務基礎計算之應課稅溢利兩者之所有暫時差別予以確認。由於會計實務準則第12條(經修訂)並無指明任何過度性安排，此新會計政策已被追溯性地採納，比較數字亦因此作出重列。由於此會計政策之轉變，於二零零二年七月一日及二零零三年七月一日的保留溢利之期初數分別減少了港幣39,736,000元及港幣46,083,000元。本集團截至二零零三年十二月三十一日止六個月之溢利減少了港幣3,982,000元(截至二零零二年十二月三十一日止六個月：港幣2,904,000元)。

3. 營業額及分部資料

業務之分部

本集團用以劃分作首要分類呈報之業務如下：

基建項目投資	—	公路基建項目投資
物業投資	—	物業租賃，代理及管理
酒店投資	—	酒店持有及營運
物業發展	—	物業發展
建築	—	建築及項目管理
餐館及食品經營	—	餐館營運及食品經營

簡明財務報告表附註(續)
截至二零零三年十二月三十一日止六個月

3. 營業額及分部資料(續)

本集團各業務之分析如下。

分部營業額

	截至二零零二年十二月三十一日止六個月			截至二零零三年十二月三十一日止六個月		
	對外 港幣千元	集團分部間之收入 港幣千元	營業額 港幣千元	對外 港幣千元	集團分部間之收入 港幣千元	營業額 港幣千元
基建項目投資	36,434	—	36,434	28,409	—	28,409
物業投資	167,117	10,696	177,813	149,789	10,836	160,625
酒店投資	70,098	166	70,264	74,183	96	74,279
建築	112,065	4,016	116,081	25,965	1,500	27,465
餐館及食品經營	60,836	509	61,345	61,383	299	61,682
扣除	—	(15,387)	(15,387)	—	(12,731)	(12,731)
營業額	446,550	—	446,550	339,729	—	339,729

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績

	截至二零零二年十二月三十一日止六個月之溢利(虧損)				截至二零零三年十二月三十一日止六個月之溢利(虧損)			
	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
基建項目投資	(1,220)	305,338	—	304,118	(29,567)	434,588	—	405,021
物業投資	102,931	6,915	2,290	112,136	87,027	(318)	1,640	88,349
酒店投資								
－營運	13,725	—	7,628	21,353	18,351	—	1,822	20,173
－出售發展中酒店物業之虧損	—	—	—	—	(12,543)	—	—	(12,543)
物業發展	—	8,874	—	8,874	(26,803)	5,354	—	(21,449)
建築	(34,142)	—	(6)	(34,148)	(1,924)	—	—	(1,924)
餐館及食品經營	2,109	—	—	2,109	504	—	—	504
其他業務	(4,508)	—	2,805	(1,703)	(7,751)	—	(154)	(7,905)
分部業績	78,895	321,127	12,717	412,739	27,294	439,624	3,308	470,226

	截至十二月三十一日止六個月	
	2002 港幣千元	2003 港幣千元
分部業績		
本公司及附屬公司	78,895	27,294
利息及其他財務收入	66,464	49,280
外幣兌換虧損	—	(15,447)
未分配之企業費用	(28,514)	(44,724)
經營業務溢利	116,845	16,403
視作出售附屬公司權益之盈利	—	483,847
註銷購股權之虧損	—	(70,000)
財務成本	(232,866)	(125,959)
應佔其業績		
共同控制個體	321,127	439,624
聯營公司	12,717	3,308
除稅前溢利	217,823	747,223

3. 營業額及分部資料 *(續)*

地區之分部

本集團營業額按市場地區分佈如下：

	截至十二月三十一日止六個月	
	2002 港幣千元	**2003** **港幣千元**
香港	409,207	**309,066**
中國大陸(「中國」)	37,343	**30,663**
	446,550	**339,729**

4. 其他營運收入

其他營運收入包括：

	截至十二月三十一日止六個月	
	2002 港幣千元	**2003** **港幣千元**
銀行存款及應收貸款之利息	66,464	**40,665**
持有至到期債務証券投資之回報(已減除購入溢價之攤銷港幣17,843,000元(截至二零零二年十二月三十一日止六個月：無))	—	**8,615**

5. 其他營運支出

其他營運支出包括：

	截至十二月三十一日止六個月	
	2002 港幣千元	**2003** **港幣千元**
共同控制個體成本之攤銷	28,857	**42,535**
外幣兌換虧損	—	**15,447**

6. 出售發展中物業之虧損

如附註22所詳述，本集團已簽訂若干協議出售其透過一附屬公司發展之一發展中酒店物業之權益，其總代價合共港幣217,000,000元，其中代價款港幣150,000,000元已於期內被確認，並產生出售虧損港幣12,500,000元。餘下款項港幣67,000,000元，以二零零三年十月十六日起計之七十二個月或酒店物業之完工日期起計之四十八個月兩者之較先者，於該日期前分期支付。集團未收取之代價款項於可合理的肯定收取時予以確認。

7. 減值虧損撥備

	截至十二月三十一日止六個月	
	2002	**2003**
	港幣千元	**港幣千元**
已確認減值虧損		
一位於中國，持作發展之物業	—	**25,000**
一一聯營公司之權益	—	**11,413**
	—	**36,413**

8. 視作出售附屬公司權益之盈利/註銷購股權之虧損

本集團一間從事於中國公路項目投資之附屬公司－合和公路基建有限公司(「合和公路」)之股份於期內上市。合和公路以每股港幣4.18元之發行價格發行總計720,000,000股予公眾投資者，其未扣除費用前之總代價為港幣3,009,600,000元。該新股份之發行引致本公司於合和公路之權益由100%減至75%，並產生視作出售之盈利達港幣483,800,000元。

期內，就本公司於往年度因一項本集團信貸安排而授予借方認購於合和公路5%之權益，本集團與認股權之持有者達成協議，認股權持有者同意以本集團支付其港幣70,000,000元之代價，註銷其於認股權下之權利，該代價金額已於收益表中扣除。

9. 財務成本

	截至十二月三十一日止六個月	
	2002	**2003**
	港幣千元	**港幣千元**
利息		
銀行貸款、透支及其他貸款	67,413	**33,330**
須於五年內全數歸還之票據	111,900	**72,582**
	179,313	**105,912**
減：已撥作一基建項目成本之金額	(3,000)	**—**
	176,313	**105,912**
其他財務成本		
提早贖回票據之溢價	36,217	**—**
發行票據支出之攤銷	16,455	**3,127**
貸款安排費及有關費用	3,881	**16,920**
	56,553	**20,047**
	232,866	**125,959**

簡明財務報告表附註(續)

截至二零零三年十二月三十一日止六個月

10. 折舊

已於本期收益表中扣除之物業，機械及設備之折舊，其金額為港幣5,908,000元(截至二零零二年十二月三十一日止六個月：港幣4,068,000元)。

11. 所得稅支出

	截至十二月三十一日止六個月	
	2002 港幣千元	**2003** **港幣千元**
本期稅項		
香港	6,815	**8,771**
其他地區	688	**2,558**
	7,503	**11,329**
前期不足(超額)準備		
香港	465	**(5,754)**
其他地區	—	**198**
	465	**(5,556)**
遞延稅項	2,904	**3,982**
本公司及附屬公司之稅項	10,872	**9,755**
應佔共同控制個體稅項		
其他地區	6,517	**—**
遞延稅項	15,000	**23,786**
	21,517	**23,786**
應佔聯營公司稅項		
香港	345	**243**
其他地區	3,466	**1,083**
	3,811	**1,326**
	36,200	**34,867**

香港利得稅乃以本期估計之應課稅溢利按17.5%(截至二零零二年十二月三十一日止六個月：16%)計算。本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

簡明財務報告表附註(續)

截至二零零三年十二月三十一日止六個月

12. 股息

	截至十二月三十一日止六個月	
	2002 港幣千元	**2003** **港幣千元**
已宣派中期股息		
每股港幣10仙		
(截至二零零二年十二月三十一日止六個月：每股港幣7仙)	61,319	**87,758**
已宣派特別中期股息		
每股港幣30仙		
(截至二零零二年十二月三十一日止六個月：無)	—	**263,275**
就財務報告表之批准日後所發出之新股份而派付		
二零零三年六月三十日止年度之末期股息	—	**270**
	61,319	**351,303**

二零零三年六月三十日止財政年度之末期股息每股港幣18仙(二零零二年六月三十日止年度：末期股息每股港幣7仙及特別股息每股港幣30仙)已於二零零三年十月派發予股東。

董事局已議定二零零四年六月三十日止財政年度之中期股息及特別中期股息分別為每股港幣10仙(二零零三年六月三十日止財政年度：港幣7仙)及每股港幣30仙(二零零三年六月三十日止財政年度：無)，並將派發予於二零零四年三月十八日已登記於股東名冊上之股東。

13. 每股溢利

	截至十二月三十一日止六個月	
	2002 港幣千元	**2003** **港幣千元**
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利		
本期淨溢利	175,557	**625,534**
合和公路普通股之潛在攤薄影響：		
就合和公路所發行認股權證對合和公路盈利之		
攤薄影響而對本集團業績作出之調整	—	**(484)**
用以計算每股攤薄後溢利之淨溢利	175,557	**625,050**
	股份數目	**股份數目**
用以計算每股基本溢利的普通股加權平均數	875,982,121	**876,827,230**
普通股潛在攤薄影響：		
認股權	—	**4,108,338**
用以計算每股攤薄後溢利的普通股加權平均數	875,982,121	**880,935,568**

13. 每股溢利 *(續)*

由於詳述於附註2會計政策之轉變，每股基本溢利之上年度同期比較數字已作出下列之調整：

	港仙
截至二零零二年十二月三十一日止六個月之每股基本溢利：	
未調整之已呈報數字	20.4
就採納會計實務準則第12條(經修訂)而作出的調整	(0.4)
重列	20.0

14. 証券投資

	30.6.2003 港幣千元	**31.12.2003** **港幣千元**
持有至到期之海外上市債務証券 *(附註)*	—	**1,717,900**
投資証券		
非上市權益投資	21,274	**20,545**
其他投資		
香港上市權益投資	18,055	**—**
	39,329	**1,738,445**
減：包括在流動資產內，於一年內到期的持有至到期債務証券	—	**(1,164,217)**
	39,329	**574,228**

附註： 就持有至到期債務証券，集團已表達其意願並有能力持有至到期，該等債務証券按攤銷後之成本，減除任何不可收回數額之減值虧損入賬。購入持有至到期債務証券之溢價與其他有關應收投資收入一併計算，使每期收入均能反映固定的回報率。

15. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為十五至六十天。

於結算日之貿易及其他應收賬款分析如下：

	30.6.2003 港幣千元	**31.12.2003** **港幣千元**
應收賬款賬齡		
0 - 30天	30,778	**40,594**
31 - 60天	3,245	**4,922**
60天以上	4,995	**23,182**
出售一共同控制個體所得之應收款項	45,373	**84,923**
應收保固金	21,247	**19,937**
應收契約廢止存款利息	6,238	**114,323**
	111,876	**287,881**

16. 股本

	股份數目		面值	
	30.6.2003	**31.12.2003**	30.6.2003	**31.12.2003**
	千股	**千股**	港幣千元	**港幣千元**
普通股每股面值港幣2.5元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足	875,982	**877,582**	2,189,955	**2,193,955**

截至二零零三年十二月三十一日止六個月內，本公司根據其授出之認股權，發行了共1,600,000股面值各港幣2.5元之普通股，其總代價金額為港幣9,840,000元。

合和公路認股權證

由於合和公路於期內上市，合和公路發行87,533,636份認股權證予本公司股東，分配比例為本公司股東持有之股票每十股可獲分配一份認股權證。該批認股權證之認購權利金額合共港幣365,890,598元，賦予其持有者於二零零三年八月六日起計三年之內，以每股港幣4.18元(於若干情況下，須予調整)之認購價，認購合和公路股份之權利。現金分派共港幣48,000元已派發予本公司若干海外股東，以代替認股權證。

於期內，附帶認購共59,162合和公路股份之認股權證認購價款共港幣247,297元已獲行使，合和公路因而發行了59,162股普通股。於結算日，仍有87,474,474份認股權證尚未獲行使。

17. 遠期貸款

	30.6.2003	**31.12.2003**
	港幣千元	**港幣千元**
無抵押之應付票據		
本金	1,473,822	**1,467,207**
未攤銷發行票據支出	(6,555)	**(3,428)**
有抵押之銀行貸款	2,357,629	**—**
無抵押之銀行貸款	141,078	**1,438,177**
其他無抵押之貸款	47,480	**—**
	4,013,454	**2,901,956**
減：於一年內到期列於流動負債	(320,479)	**(1,601,956)**
	3,692,975	**1,300,000**

18. 貿易及其他應付賬款

	30.6.2003 港幣千元	**31.12.2003** **港幣千元**
應付賬款到期日		
0 - 30天	197,754	**127,188**
31 - 60天	55,896	**61,082**
60天以上	114,036	**125,776**
應付保固金	25,055	**22,834**
應付發展費用 *(附註)*	683,219	**383,415**
	1,075,960	**720,295**

附註： 應付發展費用為本公司之若干附屬公司就發展集團之海外基建項目所產生之建築及機械廠房成本，該等項目發展現已擱置。集團於期內完成出售印尼Tanjung Jati B電廠項目，隨後償還該項目之發展費用合共港幣300,000,000元。

19. 總資產減流動負債/流動資產或負債淨值

本集團於二零零三年十二月三十一日之總資產減流動負債為港幣18,001,000,000元(二零零三年六月三十日：港幣17,699,000,000元)。

本集團於二零零三年十二月三十一日之流動資產淨值為港幣1,763,000,000元(二零零三年六月三十日：流動負債淨值為港幣930,000,000元)。

20. 資產抵押

(a) 於本期內，本集團償還有抵押銀行貸款並以無抵押銀行貸款再作融資。於二零零三年十二月三十一日，集團以賬面值港幣125,000,000元(二零零三年六月三十日：港幣6,366,000,000元)之物業作為其他銀行信貸額之抵押。

(b) 於二零零三年六月三十日，本集團以參與基建項目之一共同控制個體之權益，其賬面值為港幣1,915,000,000元作為抵押，向銀行取得貸款額，而該貸款已被提用約港幣372,000,000元作為發展該等項目。於本期內，該銀行貸款已全數償還及本集團於共同控制個體投資之抵押亦已撤銷。

21. 項目承擔

(a) 中國珠江三角洲西岸幹道

一間將於中國成立之共同控制個體將會發展珠江三角洲西岸幹道第一期(「西岸幹道第一期」),其為珠江三角洲西部一條主要交通運輸幹道。預計西岸幹道第一期發展費用約為人民幣1,680,000,000元,其中人民幣294,000,000元(二零零三年六月三十日:人民幣294,000,000元)將由本集團以股本形式投入該共同控制個體。

(b) 印尼電廠項目

於二零零三年六月三十日,集團之物業、機械及設備包括賬面值港幣966,000,000元之Tanjung Jati B電廠項目(「TJB項目」)。於本期內,本集團已完成出售TJB項目,總代價為美金306,200,000元。該代價以分期支付,本集團已收取及確認首期款項美金144,500,000元,餘下款項美金161,700,000元於七月三十一日(即根據出售協議內定義之交割日)計起39個月內分期支付。某些事件的發生,包括但不限於不可抗力事件,可引致貸款人取消予買方的項目貸款信貸額,因而對集團分期收取餘下款項之最終收取數額及時間存在重要影響,因此本集團不會確認該餘下分期款項直至該等款項已獲收取。

完成出售TJB項目後,包括於按金及預付款項之預付承建商之款項港幣150,000,000元及包括於貿易及其他應付賬款內之應付項目款項港幣300,000,000元已全部清付。本集團就該項目發展成本再無其它承擔。

(c) 其他項目

(i) 於二零零三年六月三十日,一附屬公司同意向一共同控制個體提供資金達港幣800,000,000元作其物業發展項目用途。於期內,該附屬公司已經清盤,故此本集團於該協議下再無任何承擔。本集團應佔該共同控制個體之已訂約但未計提之物業發展費用,其數額約為港幣13,000,000元(二零零三年六月三十日:港幣20,000,000元)。

(ii) 於結算日,本集團之物業發展支出之承擔如下:

	30.6.2003 港幣千元	**31.12.2003** **港幣千元**
批准但未訂約	99,525	—
已訂約但未計提	30,228	**32,646**
	129,753	**32,646**

22. 關連人士交易

於本期內，本集團與一本公司前董事簽訂若干協議出售本集團透過若干附屬公司參與一位於馬爾他之酒店項目以及擁有菲律賓公路項目一聯營公司之權益，其代價分別為約港幣217,000,000元(包括現金代價及買方承擔該等附屬公司之淨負債)及港幣9,000,000元。集團尚未收取出售酒店權益之代價款項港幣67,000,000元，以二零零三年十月十六日計起七十二個月或酒店物業完工日計起四十八個月兩者之較先者，於該日期前分期支付。出售聯營公司協議中所訂之某些事件的發生，可能影響出售之完成。此外，本集團與該前董事同意和解互相之訴訟，本集團無須就此支付任何賠償。

23. 或然負債

除上述披露外，自二零零三年六月三十日，本集團之或然負債並未有重大變更。

24. 結算日後事項

本集團現正就有關出售若干共同控制個體(即順德市順合公路建設有限公司及順德市順大公路有限公司)之權益定案。是項出售仍需中國政府部門之批准。

摘要

- 淨溢利上漲256%至港幣6.26億元
- 派發中期股息每股港幣10仙及
  特別中期股息每股港幣30仙
- 公路基建項目之除利息及稅項前溢利錄得33%增長
- 合和公路基建上市錄得盈利達港幣4.84億元
- 淨負債減低至港幣3.01億元，
  負債比率降低至2%
- 預期珠江三角洲西岸幹道一期將較原訂計劃
  提早於二零零四年五月竣工

Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2865 6276
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2865 6276
網址 : www.hopewellholdings.com